EXHIBIT 99.2

mCloud Technologies Corp.

Management Information Circular

November 30, 2022

MANAGEMENT INFORMATION CIRCULAR

VOTING AND PROXIES

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of mCloud Technologies Corp. of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held on December 29, 2022 at the time and place and for the purposes set forth in the Notice of Availability of Proxy Materials for mCloud Technologies Corp. Annual and Special Meeting (the "Notice of Meeting") or any adjournment thereof.

Unless otherwise noted or the context otherwise indicates, references to the "Corporation" and "mCloud" refer to mCloud Technologies Corp. Unless otherwise indicated, all information contained in this Circular is current as of November 28, 2022. All dollar amounts in this Circular refer to Canadian dollars, unless otherwise indicated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors, officers and employees of the Corporation who will not be additionally compensated therefor. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares. The Corporation will assume the costs of solicitation, which are expected to be minimal.

We strongly encourage shareholders not to attend the meeting in person and instead to vote their common shares (the "Common Shares") by proxy. Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing prior to the Meeting will not be permitted entry into the Meeting. We may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak in our sole discretion.

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE CORPORATION AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWLEDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE CORPORATION OR ITS DIRECTORS, OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Appointment and Revocation of Proxies

The persons named as proxyholders in the enclosed form of proxy, which has also been posted on the Corporation’s website at www.mcloudcorp.com, or by going to the Corporation’s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or to the Corporation’s profile on the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") at www.sec.gov, are directors and/or officers of the Corporation.

A shareholder submitting a form of proxy has the right to appoint a person other than the persons indicated in such form of proxy to act as his or her proxyholder. To do so, the shareholder must write the name of such person in the appropriate space on the form of proxy.

To be effective, all forms of proxy must be deposited with TSX Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 by no later than 9:00 A.M. (Toronto time) on December 27, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. A person acting as proxyholder need not be a shareholder of the Corporation.

Late proxies may be accepted or rejected by the Chairman of the Meeting at his or her discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the instructions of the shareholder appointing them. In the absence of such instructions, the shares will be voted in favour of all matters identified in the enclosed Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any amendments or other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such amendments or matters in accordance with their best judgment.

A shareholder giving a proxy may revoke it at all times by a document signed by him or her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to TSX Trust Company, no later than 9:00 A.M. (Toronto time) on December 27, 2022, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned meeting at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Advice to Beneficial Holders

The information set forth in this section should be reviewed carefully by beneficial shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares, or the persons they appoint as their proxies, will be recognized and acted upon at the Meeting.

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "beneficial shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted upon the instructions of the beneficial shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to an intermediary. The intermediaries typically mail a scannable voting instruction form in lieu of the form of proxy. The beneficial shareholder is requested to complete and return the voting instruction form by mail or facsimile, as specified in the voting instruction form. The intermediaries then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that voting instruction form to vote shares directly at the Meeting as the voting instruction form must be returned as directed by TSX Trust Company well in advance of the Meeting in order to have the shares voted.

Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a beneficial shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

There are two kinds of beneficial shareholders: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Corporation has decided to take advantage of those provisions of NI 54- 101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from TSX Trust Company. These voting instruction forms are to be completed and returned to TSX Trust Company in the envelope provided. TSX Trust Company will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. In addition, TSX Trust Company provides for both telephone voting and internet voting as described on the voting instruction form itself, which contains complete instructions with respect to the Common Shares represented by the voting instruction form.

All references to "shareholders" in this Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Notice to Shareholders in the United States

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Corporation's shareholders who are resident in, or citizens of, the United States may not be described fully in this Information Circular.

The enforcement by the shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that certain of the Corporation's officers and directors, and the experts named herein, are residents of a foreign country, and that certain assets of the Corporation are located outside of the United States.

Participating at the Meeting

The Meeting will begin at 12:00 p.m. (PST) on December 29, 2022. Shareholders and duly appointed proxyholders can attend the Meeting in person at the Hotel Valley Ho Boardroom, 6850 E Main Street, Scottsdale, Arizona, USA.

IN LIGHT OF COVID-19, WE STRONGLY ENCOURAGE SHAREHOLDERS TO VOTE IN ADVANCE OF THE MEETING IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THIS CIRCULAR.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy, the person designated in the accompanying form of proxy will vote in favour of all other matters proposed by management at the Meeting, as more particularly described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Voting Shares and Principal Shareholders Thereof

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 2,300,000 shares of an initial series of 9% Series A Cumulative Perpetual Preferred Shares (the "Series A Preferred Shares") have been authorized. As of the close of business on November 28, 2022, there were 16,229,036 Common Shares and no Series A Preferred Shares outstanding.

Description of Common Shares and Series A Preferred Shares

The following is a summary of the rights, privileges, restrictions and conditions attached to the Common Shares and the Series A Preferred Shares.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Series A Preferred Shares

Ranking

The Series A Preferred Shares rank, as to dividend rights and rights upon the liquidation, dissolution or winding up:

1.	Senior to the Common Shares and to all other equity securities issued by the Corporation other than any equity securities issued with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Shares;
2.	Junior to any future equity securities issued by the Corporation with terms specifically providing that those equity securities rank senior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and
3.	Effectively junior to all existing and future indebtedness of the Corporation (including indebtedness convertible into Common Shares) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) any existing or future subsidiary of the Corporation.

Voting Rights

In any matter in which the Series A Preferred Shares may vote, as described below, each Series A Preferred Share is entitled to one vote per USD$25.00 of liquidation preference; provided that if the Series A Preferred Shares and any other stock ranking on parity to the Series A Preferred Shares as to dividend rights and rights as to the distribution of assets upon the Corporation's liquidation, dissolution or winding up are entitled to vote together as a single class on any matter, the holders of each will vote in proportion to their respective liquidation preferences.

So long as any Series A Preferred Shares remain outstanding, the Corporation will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares and each other class or series of preferred shares entitled to vote thereon (voting together as a single class), given in person or by proxy, either in writing without a meeting or by vote at any meeting called by the Corporation for the purpose:

1.	authorize, create or issue, or increase the number of authorized or issued number of shares of, any class or series of capital stock ranking senior to the Series A Preferred Shares with respect to payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, or reclassify any authorized capital of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or
2.	amend, alter or repeal the provisions of the Corporation's articles, including the terms of the Series A Preferred Shares, whether by merger, consolidation, transfer or conveyance of all or substantially all of the Corporation's assets or otherwise, so as to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares, taken as a whole.

If any event described in paragraph (2) above would materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares, taken as a whole, disproportionately relative to any other class or series of voting preferred shares (as defined below), the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting as a separate class, will also be required. Furthermore, if holders of Series A Preferred Shares receive the USD$25.00 per share of the Series A Preferred Share liquidation preference plus all declared and unpaid dividends thereon or greater amounts pursuant to the occurrence of any of the events described in paragraph (b) above, then such holders shall not have any voting rights with respect to the events described in such paragraph. As used herein, "voting preferred shares" means any other class or series of the Preferred Shares ranking equally with the Series A Preferred Shares as to dividends (whether cumulative or non-cumulative) and the distribution of the Corporation's assets upon liquidation, dissolution or winding up and upon which like voting rights to the Series A Preferred Shares have been conferred and are exercisable.

Dividends

Subject to the preferential rights, if any, of the holders of any class or series of capital stock of the Corporation ranking senior to the Series A Preferred Shares as to dividends, the holders of the Series A Preferred Shares are entitled to receive, when, as and if declared by the board of directors of the Corporation (the "Board") or a duly authorized committee of the Board, only out of funds legally available for the payment of dividends, cumulative cash dividends at the annual rate of 9.0% of the USD$25.00 liquidation preference per year (equivalent to USD$2.25 per year) until the beginning of the fifth year following the date of original issue by the Corporation of the Series A Preferred Shares, at which time the annual rate will increases 4.0% per calendar quarter until it reaches a maximum of 25.0%. Dividends on the Series A Preferred Shares will accumulate and be cumulative from, and including, the date of original issue by the Corporation of the Series A Preferred Shares. However, the Corporation will be entitled to defer the payment of any declared dividends on the Series A Preferred Shares until the occurrence of a liquidation or a "Change of Control" (as defined below under "Special Optional Redemption") of the Corporation.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series A Preferred Shares are entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders (i.e., after satisfaction of all the Corporation's liabilities to creditors, if any) and, subject to the rights of holders of any shares of each other class or series of capital stock ranking, as to rights to the distribution of assets upon the Corporation's voluntary or involuntary liquidation, dissolution or winding up, senior to the Series A Preferred Shares, a liquidation preference of USD$25.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of Common Shares or any other class or series of the Corporation's capital stock ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, junior to the Series A Preferred Shares (the "liquidation preference").

If, upon such voluntary or involuntary liquidation, dissolution or winding up of the Corporation's affairs, the assets of the Corporation legally available for distribution to the Corporation's shareholders are insufficient to pay the full amount of the liquidation preference on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of each other class or series of capital stock of the Corporation ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Shares, then the holders of the Series A Preferred Shares and each such other class or series of capital stock of the Corporation ranking, as to rights to the distribution of assets upon the Corporation's voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Shares will share ratably in any distribution of assets in proportion to the full liquidation preference to which they would otherwise be respectively entitled.

Preemptive Rights

No holders of Series A Preferred Shares, as a holder of Series A Preferred Shares, has any preemptive rights to purchase or subscribe for Common Shares or any other security of the Corporation.

Optional Redemption in Connection with $8 VWAP Event

The Series A Preferred Shares are perpetual and have no maturity date. The Series A Preferred Shares are not redeemable prior to the twelve (12) month anniversary of the date of original issue by the Corporation of the Series A Preferred Shares, except in the circumstances described below under "Special Optional Redemption".

Upon the occurrence of an $8 VWAP Event (as defined below) on or after the twelve (12) month anniversary of the date of original issue by the Corporation of the Series A Preferred Shares, the Series A Preferred Shares may be redeemed at the Corporation's option, in whole or in part, and within ninety (90) days after the date of occurrence of the $8 VWAP Event, at a redemption price of USD$25.00 per Series A Preferred Share, plus all dividends accumulated and unpaid (whether or not declared) on the Series A Preferred Shares up to, but not including, the date of such redemption, upon the giving of notice by the Corporation.

An "$8 VWAP Event" occurs when, after the date of original issue by the Corporation of the Series A Preferred Shares, the volume weighted average price of the Common Shares on the Nasdaq for five consecutive trading days (as reported by Bloomberg L.P. based on a trading day from 9:30 a.m. to 4:02 p.m. (New York City time)) is at least USD$8.00.

Special Optional Redemption

Upon the occurrence of any Delisting Event or a Change of Control (each as defined below), whether before or after the twelve (12) month anniversary of the date of original issue by the Corporation of the Series A Preferred Shares, the Corporation may, at its option, redeem the Series A Preferred Shares, in whole or in part, within 90 days after the date of the Delisting Event or the Change of Control, by paying USD$25.00 per share of Series A Preferred Shares, plus all dividends accumulated and unpaid (whether or not declared) on the Series A Preferred Shares up to, but not including, the date of such redemption.

A "Delisting Event" occurs when, after the date of original issue by the Corporation of the Series A Preferred Shares, both: (a) the Series A Preferred Shares are no longer listed on Nasdaq, the New York Stock Exchange (the "NYSE") or the NYSE American LLC ("NYSE AMER"), or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE AMER; and (b) the Corporation is not subject to the reporting requirements of the Exchange Act, but any Series A Preferred Shares are still outstanding.

A "Change of Control" occurs when, after the date of original issue by the Corporation of the Series A Preferred Shares, the following have occurred and are continuing: (a) any person or persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than the Corporation or any subsidiary of the Corporation) shall beneficially own (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, at least 25% of the total voting power of all classes of outstanding shares of the Corporation entitled to vote generally in the election of the Board; (b) Current Directors (as defined below) shall cease for any reason to constitute at least a majority of the members of the Board (for this purpose, a "Current Director" means any member of the Board as of the date of original issue by the Corporation of the Series A Preferred Shares and any successor of a Current Director whose election, or nomination for election by the Corporation's shareholders, was approved by at least a majority of the Current Directors then on the Board); (c) (i) the complete liquidation of the Corporation, or (ii) the merger or consolidation of the Corporation, other than a merger or consolidation in which (x) the holders of Common Shares immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common shares of the continuing or surviving corporation immediately after such consolidation or merger, or (y) the Board immediately prior to the merger or consolidation would, immediately after the merger or consolidation, constitute a majority of the board of directors of the continuing or surviving corporation, which liquidation, merger or consolidation has been approved by the shareholders of the Corporation; or (d) the sale or other disposition (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation pursuant to an agreement (or agreements) which has (or have) been approved by the shareholders of the Corporation.

Restrictions on Dividends, Redemptions and Repurchases

So long as any Series A Preferred Shares remain outstanding, unless the Corporation has also either paid or declared and set apart for payment full cumulative dividends on the Series A Preferred Shares for all past completed dividend periods, the Corporation will not during any dividend period: (a) pay or declare and set apart for payment any dividends or declare or make any distribution of cash or other property on the Common Shares or other capital stock that ranks junior to or on parity with the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation (other than, in each case, (i) a dividend paid in Common Shares or other stock ranking junior to the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or (ii) any declaration of a Common Share dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to such plan); (b) redeem, purchase or otherwise acquire Common Shares or other capital stock that ranks junior to or on parity with the Series A Preferred Shares (other than the Series A Preferred Shares) with respect to dividend rights and rights to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up (other than (i) by conversion into or exchange for Common Shares or other capital stock ranking junior to the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, (ii) the redemption of shares of capital stock pursuant to the provisions of our memorandum of articles, as amended, relating to the restrictions upon ownership and transfer of our capital stock, (iii) a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares and any other capital stock that ranks on parity with the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, (iv) purchases, redemptions or other acquisitions of shares of our capital stock ranking junior to the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up pursuant to any employment contract, dividend reinvestment and stock purchase plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors, (v) through the use of the proceeds of a substantially contemporaneous sale of stock ranking junior to the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, or (vi) purchases or other acquisitions of shares of shares of the Corporation pursuant to a contractually binding stock repurchase plan existing prior to the preceding Dividend Payment Date on which dividends were not paid in full); or (c) redeem, purchase or otherwise acquire Series A Preferred Shares (other than (i) by conversion into or exchange for Common Shares or other capital stock ranking junior to the Series A Preferred Shares with respect to dividend rights and rights to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, (ii) a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares, or (iii) with respect to redemptions, a redemption pursuant to which all Series A Preferred Shares are redeemed).

Conversion Rights

The Series A Preferred Shares are convertible at a fixed price of USD$1.00 per Series A Preferred Share. Any declared but unpaid dividends outstanding at the time of conversion of any Series A Preferred Shares will be paid in cash.

If, at any time while Series A Preferred Shares are outstanding, the Corporation sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition), any Common Shares (or any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Shares, including any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares ("Common Share Equivalents")) entitling any party to acquire Common Shares at an effective price per share that is lower than the Conversion Price then in effect (such lower price, the "Base Conversion Price" and such issuances, collectively, a "Dilutive Issuance") (it being understood and agreed that if the holder of the Common Shares or Common Share Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Common Shares at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation of each Dilutive Issuance the Conversion Price shall be reduced so as to be to equal the Base Conversion Price, provided that (i) the Base Conversion Price shall not be less than USD$0.45 (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the Original Issue Date) and (ii) and (ii) for so long as the Common Shares are listed on the TSXV (A) any reduction to the Conversion Price will be subject to the prior approval of the TSXV, and (B) the Base Conversion Price shall not be less than the Market Price (as that term is defined in the policies of the TSXV). The Conversion Price shall also be subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the Original Issue Date. Notwithstanding the foregoing, no adjustment will be made in respect of an Exempt Issuance (as defined in the Corporation's articles). The Corporation shall notify the holders of Series A Preferred Shares in writing, no later than the business day following any such issuance or deemed issuance of any Common Shares or Common Share Equivalents, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price, exercise price and other pricing terms. Any such adjustment may be waived with respect to a particular Dilutive Issuance on behalf of all holders of Series A Preferred Shares by the affirmative written consent or vote of the holders of at least a majority of the Series A Preferred Shares then outstanding.

Record Date

The Board has fixed a record date of November 18, 2022 (the "Record Date") to determine shareholders entitled to receive the Notice of Meeting. The failure of any shareholder to receive a copy of the Notice of Meeting does not deprive the shareholder of the right to vote at the Meeting. Only holders of Common Shares as of the Record Date are entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date no person or Corporation beneficially owns, controls or directs voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

ITEM ONE: PRESENTATION OF AUDITED FINANCIAL STATEMENTS

Copies of the Corporation’s audited financial statements for the financial year ended December 31, 2021, together with the auditors’ report thereon, have been mailed to all registered and beneficial shareholders and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.

Copies of the audited financial statements may be obtained by contacting the Corporation’s registered office at 500-510 Burrard St., Vancouver, BC, Canada V6C 3A8, by visiting the Corporation’s website at www.mcloudcorp.com, or by going to the Corporation’s profile on SEDAR at www.sedar.com or to the Corporation’s profile on EDGAR at www.sec.gov.

ITEM TWO: ELECTION OF DIRECTORS

Management of the Corporation proposes the persons named in the table on the following page as candidates for election as directors. Each elected director will remain in office until the next annual meeting of the shareholders or until his or her successor is elected or appointed, unless his or her post is vacated earlier. The candidates proposed by the management of the Corporation have been directors of the Corporation since the dates indicated below.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of each of the nominees whose names are set out in the table on the following page.

Management of the Corporation does not foresee that any of the following nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

The enclosed form of proxy allows the holders of Common Shares to direct proxyholders to vote individually for each of the nominees named below as a director of the Corporation. At any meeting where shareholders vote on the election of directors, any individual nominee who receives a greater number of votes "withheld" than votes "for" will be required by the Corporation to tender his or her resignation to the Board promptly following the meeting. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Corporation will announce the Board's decision (including the reason for not accepting any resignation) by news release within 90 days following the date of the Meeting. Any director who tenders his or her resignation in this situation will not participate in any meeting of the Board where his or her resignation is considered. Management of the Corporation has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table and notes set out the names of the individuals proposed by management for election as directors of the Corporation, their principal occupation, the date they first became a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, controlled or directed, directly or indirectly, by them as at November 28, 2022.

Russel H. McMeekin(7) Calgary, Alberta, Canada Director Since: October 13, 2017 Not Independent

Principal Occupation (past 5 years)

President and Chief Executive Officer of the Corporation since October, 2017. Previously, Co-Founder and Executive Chairman of Energy Knowledge; and Managing Partner at FTV then Yokogawa Ventures (2012-2016).

	Current Public Board Membership Good Gamer ( GOOD:TSXV)
	Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	229,538	$286,923

Michael Allman(4)(5)(6)(7) Rancho Santa Fe, California, USA Director Since: October 13, 2017 Independent	Principal Occupation (past 5 years) Chief Executive of H2scan Inc. (2016-2017). President and Chief Financial Officer of Bit Stew Systems Inc. (2015-2016)
	Current Public Board Membership None
	Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	135,157	$168,946

Costantino Lanza(7) Westlake Village, California, USA Director Since: October 13, 2017 Not Independent	Principal Occupation (past 5 years) Chief Growth Officer of the Corporation since October, 2017. Previously, Senior Vice President (Integration) at Yokogawa Electric (2016).
	Current Public Board Membership None.
	Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	182,845	$228,556

Elizabeth MacLean(4)(5)(6)(7) Phoenix, Arizona, USA Director Since: October 16, 2018 Independent	Principal Occupation (past 5 years) Former Chief Financial Officer of Newgioco Group Inc.
Current Public Board Membership None.
Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	Nil	Nil

Ian Russell(4)(5)(6)(7) Toronto, Ontario Director Since: September 3, 2019 Independent	Principal Occupation (past 5 years) Past President and Chief Executive Officer of the Investment Industry Association of Canada (the "IIAC").
Current Public Board Membership None.
Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	18,702	$23,378

Dina Alnahdy Kingdom of Saudi Arabia Director Since: November 14, 2022 Independent	Principal Occupation (past 5 years) Founder of Yadanbyad since March 2013
Current Public Board Membership None.
Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	Nil	Nil

NOTES:

(1)	Common Shares beneficially owned or controlled as at November 28, 2022.
(2)	The value of the Common Shares held by the directors is calculated by multiplying the amount of Common Shares held by the closing price of the Corporation's Common Shares on the TSX Venture Exchange (the "Exchange") per Common Share on November 28, 2022, being CDN$1.25.
(3)	The information as to shares beneficially owned, directly or indirectly, or over which control is exercised is not within the knowledge of the Corporation and has been furnished by the respective individuals.
(4)	Current member of the Corporation's audit committee (the "Audit Committee").
(5)	Current member of the Corporation's corporate governance and nominating committee (the "Corporate Governance and Nominating Committee").
(6)	Current member of the Corporation's compensation committee (the "Compensation Committee").
(7)	Current member of the Corporation's technology oversight committee (the "Technology Oversight Committee").

There are no contracts, arrangements or understandings between any nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

As at November 28, 2022, the proposed directors of the Corporation as a group owned beneficially or exercised control or direction over 566,242 Common Shares, or approximately 3.49% of the outstanding Common Shares.

The following are brief biographies of each of the proposed director nominees:

Russel H. McMeekin, Director, Co-Founder, President and Chief Executive Officer. Mr. McMeekin was previously a founding partner of Energy Knowledge, Inc., which was acquired by Yokogawa Electric Corporation. Mr. McMeekin went on to serve as Executive Chairman of Yokogawa Venture Group, leading the acquisitions of Industrial Evolution and KBC Advanced Technologies, an energy software and consulting company in the United Kingdom. Mr. McMeekin was the founding CEO of SCI Energy Inc., a Silicon Valley cloud-based energy-efficiency company now based in Dallas TX. Previously, Mr. McMeekin was the President and CEO of NASDAQ-listed Progressive Gaming International a leader in RFID wager tracking and sport betting company for six years. In addition, Mr. McMeekin spent more than 10 years at Honeywell Inc., including serving as President of Honeywell's Digital and Software Business Units. At Honeywell, he led joint ventures with Microsoft, United Technologies and i2 Technologies. Mr. McMeekin started his career at SACDA Inc., a University of Western Ontario Computer Aided Design Venture which was later acquired by Honeywell. Mr. McMeekin graduated in Engineering Technology from Sault College of Applied Technology, continued his studies at the University of Waterloo, and he completed a Honeywell Sponsored Executive Leadership Program via the Harvard Business School. He also completed the Stanford School of Law Executive Director Program. Mr. McMeekin is also a director of Good Gamer Inc (TSXV:GOOD).

Michael Allman, Director. Mr. Allman is a former CEO with extensive experience in growing, restructuring and optimizing business strategies and operations for Fortune 300 companies and top-tier consulting firms around the world. He recently was the COO of Bit Stew Systems, Inc. a leading IoT cloud company acquired by GE Digital. Mr. Allman previously served as Chairman, President and CEO of Southern California Gas Company, and today serves as a Board Director on numerous private companies. Mr. Allman has a master’s degree in business administration from the University of Chicago Booth School of Business and a bachelor’s degree in chemical engineering from Michigan State University. He is a Certified Management Accountant and a Certified Internal Auditor.

Costantino Lanza, Director and Chief Growth Officer. Mr. Lanza, a former partner of Energy Knowledge, Inc., is versed in applying advanced technologies to traditional asset intensive industries with many years of direct experience, most recently with Yokogawa Venture Group, where he led the integration of KBC Advanced Technologies, Yokogawa’s largest ever acquisition. Mr. Lanza has served in leadership roles at Honeywell and ExxonMobil before becoming CEO of INOVx Solutions from 2006 to 2015, where 3D technologies were used to improve asset performance management. Mr. Lanza holds a BS and MS degree in Chemical Engineering from Columbia University.

Elizabeth MacLean, Director. Ms. MacLean is the former Chief Financial Officer for Newgioco Group, Inc., and has more than 20 years of experience leading finance teams in various industries in both the United States and the United Kingdom. Since September 2016, Ms. MacLean has served as the Treasurer of H. MacLean Realty Company, Inc. Since August 2018, Ms. MacLean has served as an adjunct faculty member at Ottawa University. Ms. MacLean received an MBA in global finance from Stanford University’s Graduate School of Business and a Bachelor of Arts in biology from the University of Chicago.

Ian Russell, Director. Mr. Russell has long held a prominent position in the investment industry, both on a domestic and global level. He is the former President and Chief Executive Officer of the IIAC, a position he held since the IIAC’s inauguration in April 2006. Prior to his appointment at the IIAC, Mr. Russell was Senior Vice-President with the national self-regulatory organization, the Investment Dealers Association of Canada. Mr. Russell worked as an executive at the highly respected international publication The Bank Credit Analyst and spend nearly a decade at the Bank of Canada. His experience has given him a unique and deep knowledge of the investment business, including underwriting, debt and equity trading and financial advice, as well as an understanding of the market and economic trends that drive the decisions of investors and issuers. He is active in the international investment community: Chair of the International Council of Securities Associations from 2014 to 2017; designated leader of the Canadian mission to the Asia Financial Forum; and invited guest and regular participant at Cumberland Lodge Financial Summit in the U.K., a roundtable of European and international leaders to discuss future policy and regulation in European capital markets. Mr. Russell is a prolific writer and columnist, both in industry publications and newspapers. He is also a frequent commentator in the media, and a sought-after presenter and speaker. Mr. Russell has a postgraduate degree (MSc Economics) from the London School of Economics and Political Science, and an Honours degree in Economics and Business from the University of Western Ontario. He has completed the Partners, Directors and Seniors Officers Qualifying Examination and is a Fellow of the Canadian Securities Institute.

Dina Alnahdy, Director. Ms. Alnahdy is currently Chief Executive Officer and a Director of ENTEC Environmental Technology, a national consulting and environmental service company based in Jeddah in the Kingdom of Saudi Arabia. Ms. Alnahdy also serves as a Director at the Jeddah Chamber of Commerce and Industry with appointments to the Chamber’s Executive Committee and Industrial Sectorial Council. She is also Chairwoman of the Circular Economy Company. In addition, Ms. Alnahdy is a graduate of the executive program on Circular Economy and Sustainability Strategies from the University of Cambridge, and executive programs in Negotiation Dynamics and Women’s Leadership from INSEAD along with an honorary doctorate from the United Nations in Environmental Sustainability.

Other than described below, to the knowledge of the Corporation and based upon information provided to it by the nominees, within 10 years before the date of this Information Circular, no such nominee was a director, chief executive officer or chief financial officer of any company (including the Corporation) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer, or was subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee was acting in the capacity as director, chief executive officer or chief financial officer.

On May 2, 2019, Mr. McMeekin, the Chief Executive Officer of the Corporation, was subject to a management cease trade order issued by the British Columbia Securities Commission as a result of the Corporation having not filed its audited annual financial statements and related management’s discussion and analysis for the financial year ended December 31, 2018. The management cease trade order was revoked by the British Columbia Securities Commission on May 31, 2019.

For the purposes of the foregoing paragraph, "order" means:

(a)	a cease trade order;
(b)	an order similar to a cease trade order; or
(c)	an order that denied the relevant company access to any exemption under securities legislation,

that in each case was in in effect for a period of more than 30 consecutive days.

Other than as described below, to the knowledge of the Corporation and based upon information provided to it by the nominees, no such nominee is or within 10 years prior to the date of this Circular was, a director or executive officer of any company (including the Corporation) that, while the nominee was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Blue Earth Inc. was a micro-cap project development company operating in a capital-intensive industry. As such, it relied on continuous support from investors to fund the company. When a couple of key projects ran into permitting and construction delays, investors lost confidence in the management team and the company was unable to procure the necessary equity funding to remain in business. The assets transitioned to the major creditor through a court supervised bankruptcy. Michael Allman was director of Blue Earth Inc. when it became insolvent.

Endurance Windpower was in the business of manufacturing specialty wind turbines to generate electricity. The business was heavily dependent on government subsidies for renewable energy. When governments stopped subsidizing small wind, particularly in the United Kingdom (which was Endurance Windpower’s largest market), product demand fell dramatically and the company was forced into receivership. Michael Allman was a director of Endurance Windpower at the time it was forced into receivership.

To the knowledge of the Corporation and based upon information provided to it by the nominees, no such nominee within 10 years prior to the date of this Circular has made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such nominee`s assets.

No director or executive officer of the Corporation, or, to the knowledge of the Corporation, any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a)	penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

ITEM THREE: APPOINTMENT OF AUDITORS

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Board, upon the recommendation of the Audit Committee, proposes that KPMG LLP be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation. KPMG LLP have acted as auditors of the Corporation since November 9, 2019.

Unless otherwise instructed to abstain from voting with regard to the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of: (i) the appointment of KPMG LLP as auditors of the Corporation; and (ii) authorizing the directors of the Corporation to determine the compensation of KPMG LLP in such capacity. In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

The following table indicates the aggregate fees billed to the Corporation by its auditors in respect of its 2020 and 2021 fiscal years:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2020	$769,826	Nil	$321,050	$38,873
2021	$1,799,383	$6,420	$339,624	$102,720

ITEM FOUR: APPROVAL OF AMENDED AND RESTATED EQUITY INCENTIVE PLAN

The Corporation maintains an equity incentive option plan (the "Equity Incentive Plan") in accordance with Policy 4.4 - Incentive Stock Options of the TSXV Corporate Finance Manual.

Subject to obtaining shareholder approval at the Meeting and the approval of the TSXV, the Board has approved certain amendments to the Equity Incentive Plan. At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the form set out below approving the Equity Incentive Plan, including the amendments thereto, in substantially the form attached hereto as Schedule "A" to this Circular.

A summary of the Equity Incentive Plan, including a description of the amendments thereto, is set out below. This summary is qualified in its entirety by the full text of the Equity Incentive Plan. Initially capitalized terms used, but not otherwise defined, in this section have the respective meanings ascribed to such terms in the Equity Incentive Plan.

Purpose

The purposes of the Equity Incentive Plan are to help the Corporation secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Corporation and any affiliate, and provide a means by which the eligible recipients may benefit from increases in value of the Common Shares.

Administration of the Equity Incentive Plan

The Equity Incentive Plan is administered by the Board or, from time to time, a committee thereof, and provides that the Board may from time to time, in its discretion, and in accordance with the rules of any applicable stock exchange, grant Stock Awards to Participants. All Stock Awards are governed by an award agreement and vest in accordance with the vesting schedule set forth in such agreement. The Board may choose to accelerate the vesting schedule upon a change of control of the Corporation.

All Stock Awards granted under the Equity Incentive Plan are non-assignable and non-transferable. The Equity Incentive Plan provides that, during the lifetime of a Participant, a Stock Award shall be exercisable only by a Participant or a Participant’s guardian or legal representative. A Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of a Participant or a Participant's beneficiary, except transfer by will or by the laws of descent and distribution.

Limits

The maximum number of Common Shares issuable pursuant to Options issued under the Equity Incentive Plan shall be equal to 10% of the aggregate number of Common Shares and Preferred Shares outstanding from time to time (collectively, the "Shares"). In addition to (and not inclusive of) the maximum number of Common Shares issuable pursuant to Options issued under the Equity Incentive Plan, the maximum number of Common Shares issuable pursuant to the exercise or settlement of SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Other Stock Awards issued under the Equity Incentive Plan will be a fixed number of Common Shares that equals 10% of the outstanding Common Shares and Preferred Shares on the date the Equity Incentive Plan is approved by shareholders of the Corporation. For illustrative purposes only, if on the date the Equity Incentive Plan is approved by shareholders of the Corporation there are 17,000,000 Common Shares and 1,000,000 Preferred Shares outstanding, the maximum number of Common Shares issuable pursuant to the exercise or settlement of SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Other Stock Awards issued under the Equity Incentive Plan (in addition to (and not inclusive of) the maximum number of Common Shares issuable pursuant to Options issued under the Equity Incentive Plan) will be 8,000,000 Common Shares (being 10% of the 18,000,000 Shares outstanding).

In addition to the limitations set out above:

(a)	the aggregate number of Common Shares subject to Stock Awards granted to Insiders of the Company (as a group) must not exceed 10% of the number of Shares issued and outstanding (on a non-diluted basis) at any point in time, calculated on the date a Stock Award is granted to the applicable Insider (unless the Company has obtained the requisite disinterested shareholder approval);
(b)	the aggregate number of Common Shares subject to Stock Awards granted to Insiders of the Company (as a group) in any 12-month period must not exceed 10% of the number of Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the applicable Insider (unless the Company has obtained the requisite disinterested shareholder approval);
(c)	the aggregate number of Common Shares subject to Stock Awards granted to any one Person (and Exchange Companies wholly owned by that Person) in any 12-month period must not exceed 5% of the number of Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the Person (unless the Company has obtained the requisite disinterested shareholder approval);
(d)	the aggregate number of Common Shares subject to Stock Awards granted to any one Consultant in any 12-month period must not exceed 2% of the number of Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the Consultant;
(e)	the aggregate number of Common Shares subject to Stock Awards granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the number of Common Shares issued and outstanding (on a non-diluted basis) in any 12-month period, calculated on the date a Stock Award is granted to any such Person; and
(f)	no amendment to or reduction in the exercise or strike price of a Stock Award, or the extension of the term of a Stock Award, will be permitted if the Participant is an Insider of the Company at the time of the proposed amendment or reduction (unless the Company has obtained the requisite disinterested shareholder approval).

Eligibility

Subject to certain exceptions under United States law, Stock Awards may be granted only to bona fide employees, officers, non-employee directors and consultants of the Corporation. The extent to which any such individual is entitled to receive a grant of a Stock Award pursuant to the Equity Incentive Plan will be determined in the discretion of the Board.

Types of Awards

The following is a summary of the various types of Stock Awards issuable under the Equity Incentive Plan.

Options and SARs

Subject to compliance with the requirements of applicable law, the Board may determine the expiry date of each Option or SAR. Subject to a limited extension if an Option or SAR expires during a Blackout Period, Options or SARs may be exercised for a period of up to ten years after the grant date, provided that: (i) upon a Participant's termination for Cause, all Options and SARs will automatically and immediately expire and be forfeited; (ii) upon the death or disability of a Participant, all Options or SARs will continue to be exercisable for a period of 12 months following the date of death or disability of the Participant.

The total number of Common Shares subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary.

The exercise price of the Options will be determined by the Board at the time an Option is granted, provided that in no event will such exercise price be lower than the Fair Market Value of the Common Shares, as determined in accordance with the terms of the Equity Incentive Plan, at the time the Option is granted.

Restricted Share Units

A Restricted Stock Award may be awarded in consideration for (a) cash, check, bank draft, wire transfer or money order payable to the Company, or (B) any other form of legal consideration including future services that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements. Common Shares awarded under a Restricted Stock Award Agreement may be subject to forfeiture to or repurchase by the Company in accordance with a vesting schedule to be determined by the Board. If a Participant’s employment or engagement with the Corporation or any of its affiliates terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the Common Shares held by the Participant that have not vested as of the date of such termination under the terms of the Restricted Stock Award Agreement.

If the date on which a Restricted Stock Award is scheduled to expire occurs during a Black Out Period, then the expiry date for such Restricted Stock Award may be extended to a date that is no later than ten business days after the last day of the Blackout Period.

Restricted Stock Units

At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by a Participant upon delivery of each Common Share subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each Common Share subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate. A Restricted Stock Unit Award may be settled by the delivery of Common Shares, the cash equivalent thereof, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement or other written agreement between a Participant and the Corporation, if a Participant’s employment or engagement with the Corporation terminates, any portion of the Participant’s Restricted Stock Unit Award that has not vested as of the date of such termination will be forfeited upon such termination.

Other Stock Awards

Subject to any applicable laws or listing requirements, other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Shares, including the appreciation in value thereof, may be granted either alone or in addition to Stock Awards otherwise provided for under the terms of the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan and any applicable laws or listing requirements, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of Common Shares (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards. If the date on which an Other Stock Award is scheduled to expire occurs during a Black Out Period, then the expiry date for such Other Stock Award may be extended to a date that is no later than ten business days after the last day of the Blackout Period

Amendments

Subject to compliance with applicable law and any required approvals of the shareholders of the Corporation, the Board may, at any time, amend, suspend or terminate the Equity Incentive Plan.

Amendments to Equity Incentive Plan

Subject to obtaining the required shareholder approval at the Meeting and the approval of the TSXV, the Board has previously approved the following amendments to the Equity Incentive Plan:

1.	allowing Participants (with the exception of Investor Relations Service Providers) to elect to undertake a "cashless exercise" of the Options granted to them, pursuant to which the Common Shares otherwise deliverable upon the exercise of the Option may be sold for an amount equal to the exercise price of the Option; and
2.	allowing Participants (with the exception of Investor Relations Service Providers) to elect to undertake a "net exercise" procedure of their then-vested and exercisable Options, whereby the Participant shall be entitled to receive such number of Common Shares (rounded down to the nearest whole number) obtained pursuant to formula set out in the Equity Incentive Plan;
3.	amending the definition of "Shares" in the Equity Incentive Plan to include both outstanding Common Shares and outstanding preferred shares of the Corporation (including Class A Preferred Shares);
4.	increasing the number of awards issuable under the Equity Incentive Plan such that, from and after the date on which the Equity Incentive Plan is approved by the TSXV: (a) the maximum number of Common Shares issuable pursuant to Options issued under the Equity Incentive Plan shall be equal to 10% of the aggregate number of Common Shares and preferred shares of the Corporation outstanding from time to time; and (b) in addition to (and not inclusive of) the maximum number of Common Shares issuable pursuant to Options issued under the Equity Incentive Plan, the maximum number of Common Shares issuable pursuant to the exercise or settlement of SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Other Stock Awards issued under the Equity Incentive Plan will be a fixed number of Common Shares that equates to 10% of the outstanding Common Shares and Preferred Shares on the date the Equity Incentive Plan is approved by shareholders of the Corporation; and

5.	ancillary amendments and definitional changes required to accommodate the amendments set out above.

Resolutions Approving the Amended and Restated Equity Incentive Plan

At the Meeting, shareholders of the Corporation will be asked to consider, and if deemed advisable, to pass, with or without variation, the following ordinary resolutions:

"BE IT RESOLVED, as an ordinary resolution, that:

1.	The amended and restated equity incentive plan of the Corporation (the "Equity Incentive Plan") approved by the board of directors of the Corporation on November 29, 2022, substantially in the form attached to the management information circular of the Corporation dated November 30, 2022, is hereby approved.
2.	The Corporation is hereby authorized to issue: (a) stock options under the Equity Incentive Plan to acquire common shares equal to up to 10% of the aggregate number of common shares and preferred shares of the Corporation outstanding from time to time; and (b) in addition to (and not inclusive of) the maximum number of common shares issuable pursuant to stock options issued under the Equity Incentive Plan as specified in subparagraph (a) above, up to an additional fixed number of common shares, in the aggregate, issuable pursuant to the exercise of SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Other Stock Awards (as each of those terms is defined in the Equity Incentive Plan) issued under the Equity Incentive Plan that equals 10% of the outstanding common Shares and preferred shares of the Corporation as of the date on which the Equity Incentive Plan is approved by shareholders of the Corporation.
3.	The board of directors of the Corporation is hereby authorized to make such additional changes to the Equity Incentive Plan as the directors deem necessary or advisable, provided that any such changes are made in compliance with: (a) the terms of the Equity Incentive Plan; and (b) the rules and policies of any stock exchange on which any securities of the Corporation may be listed for trading from time to time.
4.	Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote in favour of the aforementioned resolutions. In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of shareholders, but that it also promotes effective decision-making at the Board level.

Effective June 30, 2005, the Canadian Securities Administrators adopted National Policy 58-201 - "Corporate Governance Guidelines" (the "Guidelines") and National Instrument 58-101 - Disclosure of Corporate Governance Practices which requires that each reporting issuer annually disclose its corporate governance practices.

The information contained in this Circular, including the following disclosure is prepared based on the disclosure requirements of the Guidelines.

Board Mandate

The Board's responsibility is to supervise and oversee management of the Corporation in accordance with the highest standards of ethical conduct and to act with a view to the best interests of the Corporation and its shareholders. In the discharge of this responsibility, the Board oversees and reviews, directly or through its various committees, the Corporation's results of operations and business initiatives, and identifies and oversees the management of principal business risks affecting the Corporation. The Board is also responsible for reviewing its size and the compensation paid to its members to ensure that the Board can fulfill its duties effectively and that its members are adequately compensated for assuming the risks and carrying out the responsibilities of their positions.

Current Directorships in Other Issuers

As of the date of this Information Circular, Russel H. McMeekin is also a director of Good Gamer Inc. (TSXV: GOOD). None of the other directors of the Corporation are directors of other issuers that are also reporting issuers (or the equivalent) in a territory of Canada or in a foreign territory.

Orientation and Continuing Education

The Board encourages directors to take relevant training programs offered by different regulatory bodies and educational service providers and industry associations, and gives them the opportunity to expand their knowledge about the nature and operations of the Corporation's business.

Composition and Operation of the Board

The Guidelines recommend that a majority of directors of a listed corporation be "independent" as defined by National Instrument 52-110 - Audit Committees ("NI 52-110"). An independent director is a director who does not have any direct or indirect material relationship with the issuer. "Material relationship" is defined as a relationship which could, in the view of the Corporation's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. NI 52-110 further sets out certain relationships which are deemed to be material relationships.

The Board currently has six members. Each director is elected annually by the shareholders and serves for a term that will end at the Corporation's next annual meeting. For the upcoming year the Board believes that six directors is a sufficient number to ensure that the Board will be comprised of directors with a broad range of experience and expertise and will be able to function independently of management.

Given the above determinations, the Board has determined that out of the six members of the Board, four of the members are independent, with Mr. McMeekin and Mr. Lanza being the non-independent members of the Board.

	Committees
Board Members	Year Appointed	Independent	Audit Committee	Corporate Governance and Nominating Committee	Compensation Committee	Technology Oversight Committee
Russel H. McMeekin	2017					✓
Michael Allman	2017	✓	✓	Chair	Chair	✓
Costantino Lanza	2017					Chair
Elizabeth MacLean	2018	✓	Chair	✓	✓	✓
Ian Russell	2019	✓	✓	✓	✓	✓
Dina Alnahdy	2022	✓

Additional information for each of the directors can be found under the heading "Election of Directors".

The Board typically meets formally a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Corporation’s shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. [Each committee of the Board meets at least once each year], or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Corporation faces from time to time. During 2021, each director attended all scheduled meetings of the board and the board committees on which he or she serves.

Each meeting of the Board includes the option of an in-camera session, whereby independent members have the opportunity to meet in the absence of the management of the Corporation and other non-independent board members. Independent directors are also free to meet separately at any time or to require Management to withdraw during certain discussions.

Risk Management

The Board has responsibility for oversight of management of the Corporation to ensure that it is acting in the best interests of the Corporation and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Corporation’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Corporation’s financial disclosures. The Compensation Committee is responsible for monitoring risks associated with the Corporation’s compensation policies and the Corporate Governance and Nominating Committee is responsible for monitoring the effectiveness of the Corporation’s corporate governance policies. The Technology Oversight Committee is responsible for monitoring operational risks associated with the Corporation’s technological projects. The Board and its committees receive risk management updates from the management of the Corporation at meetings of the Board or its committees throughout the year as necessary.

Ethical Business Conduct

A director, in the exercise of his or her functions and responsibilities, must act with complete honesty and good faith in the best interests of the Corporation. They must also act in accordance with the applicable laws, regulations and policies. In the event of a conflict of interest, a director is required to declare the nature and extent of any material interest they have in any important contract or proposed contract of the Corporation, as soon as they have knowledge of the agreement or of the Corporation's intention to consider or enter into the proposed contract. In such circumstances, the director in question shall abstain from voting on the subject.

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In considering diversity, the Board will consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, Aboriginal status, religion, education, sexual orientation, political belief, or disability. The Board, in consultation with the Corporate Governance and Nominating Committee, will develop, where possible, measurable objectives and strategies to ensure diversity on the Board, and the Board will be responsible for monitoring the progress of the objectives through evaluation and annual reporting.

Board Committees

The Corporation has four committees of the Board, namely, the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee, and the Technology Oversight Committee. The Board does not have any other standing committees.

The Board has not developed a written position description for the committee chairs beyond what is stated in each committee's charter. The committee chairs are expected to supervise the activities of their respective committees and to ensure that such committees are taking all steps necessary to fulfill their respective mandates.

Audit Committee

The members of the Audit Committee are Ms. MacLean, as Chairperson, Mr. Allman and Mr. Russell. Each member of the Audit Committee is "independent" for the purposes of NI 52-110. Each member of the Audit Committee is "financially literate" for the purposes of NI 52-110.

All three members of the Audit Committee have been senior officers and/or directors of publicly traded companies or have been business executives, in each case with the responsibility of performing financial functions, for a number of years. In these positions, each such director has been responsible for receiving financial information relating to the entities of which they were directors, officers or executives. They have, or have developed, an understanding of financial statements generally and of how statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Corporation is engaged and has an appreciation for the relevant accounting principles used in the Corporation`s business.

Further, each member has the requisite education and experience that has provided the member with:

•	an understanding of the accounting principles used by the Corporation to prepare the Corporation's financial statements;

•	the ability to assess the general application of the above-noted principles in connection with estimates, accruals and reserves;
•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising individuals engaged in such activities; and
•	an understanding of internal controls and procedures for financial reporting.

The Audit Committee's primary responsibility is to assist the Board in discharging its oversight responsibilities with respect to financial matters and compliance with laws and regulations. The Audit Committee's specific responsibilities with respect to its oversight of financial matters include, among other things: to select, evaluate, monitor the independence of, and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Corporation`s shareholders and make recommendations with respect to the auditor's compensation; to review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof; where the Audit Committee may deem it appropriate, to recommend to the Board that the auditor be terminated; to meet with senior management without the auditor present to discuss the performance of the auditor; to pre-approve any audit services, and any non-audit services permitted under applicable law, to be performed by the auditor; to review and approve the audit plan; to review with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them to the Board, and review with senior management and the auditor the relevant management's discussion and analysis relating thereto; to review other financial reporting and disclosures, including earnings press releases and other press releases disclosing financial information and all other financial statements of the Corporation that require approval by the Board before they are released to the public; to oversee the integrity of the Corporation`s financial reporting processes and disclosures, including its internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements, and to report regularly to the Board on such matters; to oversee the Corporation's risk management function; to review with senior management the status of taxation matters; and to review and oversee the Corporation`s investment strategies and policies.

The Audit Committee reviews and pre-approves all audit and non-audit services to be provided to the Corporation by its external auditors on an annual basis. Before the appointment of the external auditor for any non-audit service, the Audit Committee considers the compatibility of the service with the auditor's independence.

Audit Committee Charter

The responsibilities and duties of the Audit Committee are set out in the committee's charter, the text of which is attached as Schedule "B" to this Circular.

Audit Committee Oversight

At no time has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Mr. Allman, as Chairperson, Mr. Russell and Ms. MacLean. All of the members of the Corporate Governance and Nominating Committee are independent.

The Corporate Governance and Nominating Committee's principal responsibilities include:

•	developing and recommending to the Board criteria for selecting board and committee members;
•	establishing procedures for identifying and evaluating director candidates, including nominees recommended by shareholders;
•	identifying individuals qualified to become board members;
•	recommending to the Board the persons to be nominated for election as directors and to each of the Board's committees;
•	reviewing and making recommendations to the Board regarding the appointment and succession of the Corporation's directors and officers;
•	developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance guidelines; and
•	overseeing the evaluation of the Board, its committees and management.

The Corporate Governance and Nominating Committee regularly reviews the current profile of the Board, including the representation of various areas of expertise, experience and diversity, to ensure that the Board has a sufficient range of skills, expertise and experience to enable it to carry out its duties and responsibilities effectively.

Compensation Committee

The members of the Compensation Committee are Mr. Allman, as Chairperson, Mr. Russell and Ms. MacLean. All of the members of the Compensation Committee are independent.

The Compensation Committee's principal responsibilities include:

•	acting in an advisory capacity to the Board;
•	reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those corporate goals and objectives and determining (or making recommendations to the Board with respect to) the compensation level of the Chief Executive Officer based on this evaluation;
•	making recommendations to the Board with respect to compensation, incentive-compensation plans and equity-based plans of the officers, other than the Chief Executive Officer, and directors;
•	reviewing and approving, prior to public disclosure, all public disclosure on executive compensation and producing a report on executive officer compensation for inclusion in the Corporation's management information circular and proxy statement;
•	in conjunction with the Corporate Governance and Nominating Committee, overseeing the evaluation of, and report to the Board on, the performance of the management of the Corporation; and

•	conducting an annual performance evaluation of the Compensation Committee.

Technology Oversight Committee

The members of the Technology Oversight Committee are Mr. Lanza, as Chairperson, Mr. McMeekin Elizabeth MacLean, Mr. Allman and Mr. Russell. Of the members of the Technology Oversight Committee, Ms. MacLean, Mr. Allman and Mr. Russell are independent.

The Technology Oversight Committee will oversee the overall technology strategy of the Corporation. The Technology Oversight Committee’s responsibilities shall include:

•	meeting with the technical management team of the Corporation at least once per calendar quarter;

•	assessing whether the product delivery schedule is being met and whether it needs to be adjusted;

•	ensuring that all third-party software used by the Corporation is properly licensed;

•	making recommendations to the Board concerning the technology strategy, roadmap and investment plans of the Corporation;

•	assessing the health and oversight of the execution of the technology strategies of the Corporation; including architecture, use of open source software, development best practices and third-party dependencies;

•	ensuring that best practice Q&A policies and procedures are in place and are adhered to;

•	assessing the scope and quality of the Corporation’s intellectual property, including its support of the Corporation’s approved business plan;

•	providing guidance on technology as it may pertain to market entry and exit, investments, mergers, acquisitions and divestitures, research and development investments, and key competitor and partnership strategies; and

•	performing such other duties and responsibilities as are enumerated in and consistent with its charter.

 STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's philosophy, objectives and processes regarding compensation of the individuals who carried out the roles of the Chief Executive Officer and the Chief Financial Officer of the Corporation at any point during the year ended December 31, 2021 and the three most highly compensated executive officers of the Corporation, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation was, individually, more than $150,000 for the 12 months ended December 31, 2021 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").

Compensation Committee

The administration of the Corporation's compensation practices is handled by the Compensation Committee.

Among other things, the Compensation Committee's role is to ensure that the total compensation paid to the Corporation's executive officers, including the Named Executive Officers, is fair, reasonable and competitive. In the course of reviewing and recommending to the Board the compensation of executive officers other than the Chief Executive Officer, the Compensation Committee annually reviews the performance of the executive officers with the Chief Executive Officer, and the Chief Executive Officer makes recommendations to the Compensation Committee regarding their compensation.

The Compensation Committee will evaluate the performance of the Chief Executive Officer, based on its evaluation, review and make recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the Chief Executive Officer based on such evaluation. The Compensation Committee will also review and make recommendations to the Board with respect to compensation, benefits and perquisites for all other senior executive officers of the Corporation, incentive-compensation plans and equity-based plans, and policies regarding management benefits and perquisites.

Neither the Board nor any committee of the Board has formally established a mechanism to consider the implications of the risks associated with the Corporation's compensation policies and practices. However, the Board and the Compensation Committee inherently consider these risks. The Compensation Committee reviews and manages the policies and practices of the Corporation and ensures that they are aligned with the interests of the shareholders. The Compensation Committee reviews, among other things, the overall compensation and the annual salary increases of the executive officers of the Corporation while keeping as a reference both the financial performance of the Corporation and the turnover risk for the Corporation. The Board also addresses risk related to compensation policies in the context of compensation mechanisms that are linked to the achievement of certain goals or targets (e.g. short term and long-term objectives), both financial and otherwise. The Board is involved in the supervision of key projects and initiatives of the Corporation and the manner in which they are being carried out. Consequently, the Board is in a position where it can control significant risks that may be taken by the Corporation's management and ensures that those risks remain appropriate and that members of management do not expose the Corporation to excessive risks.

Each member of the Compensation Committee has direct experience relevant to compensation matters resulting from their respective current and past backgrounds and/or roles. The members of the Compensation Committee have experience dealing with compensation matters in large and small organizations, including public companies.

The Corporation does not have a policy in place that limits the ability for directors or Named Executive Officers to hedge the shares of the Corporation that they own. However, none of the current directors or Named Executive Officers of the Corporation are hedging any of the shares of the Corporation that they own.

Compensation Process

The Corporation has no formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, the Board determines subjectively what it believes to be the appropriate level and mix of the various compensation components based on the recommendations of the Compensation Committee.

Compensation Objectives

The Corporation's compensation philosophy for Named Executive Officers is designed to attract well-qualified individuals by paying modest base salaries plus short and long-term incentive compensation in the form of equity-based or other suitable long-term incentives. In making its determinations regarding the various elements of executive compensation, the Board has utilized published studies of compensation paid in comparable businesses, specifically the 2016 study conducted by Culpepper and Associates. These studies have been used to ensure that the compensation received by the Board will be in line with industry standards.

The duties and responsibilities of the Chief Executive Officer are typical of those of a business entity of the Corporation's size in a similar business and include direct reporting responsibility to the Chairman of the Board, overseeing the activities of all other executives of the Corporation, representing the Corporation, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

The objectives of the Corporation's executive compensation program are as follows:

•	to attract, retain and motivate talented executives who create and sustain the Corporation's continued success;
•	to align the interests of the Corporation's executives with the interests of the Corporation's shareholders; and
•	to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar businesses in appropriate regions.

The Corporation believes that its current compensation programs are structured to support the achievement of the foregoing strategic objectives.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Corporation expects to undergo significant growth and is committed to retaining its key executives for the next several critical years, but at the same time ensuring that executive compensation is tied to specific corporate goals and objectives. The Corporation's executive compensation program has been designed to reward executives for reinforcing the Corporation's business objectives and values, for achieving the Corporation's performance objectives and for their individual performances.

Elements of Compensation

The Corporation seeks to achieve the compensation objectives described earlier through different elements of compensation, including salary and both short-term and long-term incentive plans, with the incentives having both equity and non-equity components. The Corporation believes that these various elements are important to effectively achieve the objectives of its executive compensation philosophy.

The elements of the Named Executive Officers' compensation are:

(a)	base salaries;
(b)	performance bonuses; and
(b)	equity incentive grants.

There is no regulatory oversight of the Corporation's compensation process for the Named Executive Officers.

Base Salary

The Corporation pays its executive officers a base salary to compensate them for services rendered during a fiscal year. Base salaries are determined for each executive officer based on an evaluation of such officer's experience, skills, knowledge, scope of responsibility and performance. Base salary levels are reviewed and considered annually, and from time to time adjustments may be made to base salary levels based upon promotions or other changes in job responsibility or merit-based increases based on assessments of individual performance.

The base salary review of any executive officer will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the executive officer. Base salary is not evaluated against a formal "peer group".

Performance Bonuses

In addition to a base salary, the Named Executive Officers are eligible to receive performance-based bonuses meant to motivate the Named Executive Officers to achieve shorter-term goals. The pre-established, quantitative target(s) used to determine performance bonuses will be set by the Board or a committee thereof each fiscal year. Awards under the plan will be made by way of cash payments only, which payments will be made at the end of the relevant fiscal year. Each Named Executive Officer will be measured against the financial targets within his or her control and, while overall company performance is part of the plan, individual targets will represent the highest percentage of the plan payout. The cash bonuses are primarily designed to align the financial interests of the Corporation's executives with the interests of the Corporation's shareholders.

Equity Based Compensation

The executive officers are eligible to receive option, restricted stock or other equity and equity-linked awards under the Equity Incentive Plan. The Corporation intends for equity awards to be an integral part of its overall compensation program as the Corporation believes that the long-term performance of the Corporation will be enhanced through the use of equity-based awards that reward executive officers for increasing long-term shareholder value. The Corporation also believes that such awards will promote an ownership perspective among its executive officers and encourage executive retention. Equity based compensation awarded to executive officers (including Named Executive Officers) will typically be subject to time-based vesting provisions. The Corporation does not have any formal policy regarding when equity-based compensation is to be granted or the size of any given grant. In determining the number of awards to be granted to executive officers, the Compensation Committee takes into account the individual's position, scope of responsibility, ability to affect profits and shareholder value and the value of the awards in relation to other elements of the individual executive officer's total compensation, including base salary and cash bonuses. When considering equity or equity-linked awards to an executive officer, consideration of the number of awards previously granted to the executive may be taken into account, however, the extent to which such prior awards remain subject to resale restrictions will generally not be a factor.

Broad-Based Benefits Programs

All full-time employees, including the Corporation's Named Executive Officers, may participate in the Corporation's health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance. The Corporation does not intend to provide perquisites or personal benefits to its Named Executive Officers that are not otherwise available to other employees generally.

Pension Plan Benefits

The Corporation does not have a defined benefits pension plan, a defined contribution plan or a deferred compensation plan.

Performance Graph

Summary Compensation Table

As of December 31, 2021, the Corporation had the following Named Executive Officers: Russel H. McMeekin, Costantino Lanza, Chantal Schutz, Dave Weinerth and Jim Christian.

The following table sets out the compensation paid or payable to the Named Executive Officers of the Corporation for the three most recently completed financial years, being the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)(2)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Russel H. McMeekin(3) Director, President and Chief Executive Officer	2021	$250,000USD	Nil	Nil	Nil	Nil	Nil	Nil	$250,000USD
	2020	$239,583USD	Nil	Nil	$292,000 USD	Nil	Nil	Nil	$531,583USD
	2019	$250,000USD	$231,743USD	$135,655USD	Nil	Nil	Nil	Nil	$617,398USD
Chantal Schutz Chief Financial Officer and Corporate Secretary	2021	$250,000CAD	$63,750CAD	$164,269CAD	Nil	Nil	Nil	$14,400CAD	$491,419CAD
	2020	$250,000CAD	Nil	Nil	Nil	Nil	Nil	$14,400CAD	$264,400CAD
	2019	$141,039CAD	$102,500 CAD	$62,250CAD	Nil	Nil	Nil	Nil	$305,789CAD
Costantino Lanza(4) Director and Chief Growth Officer	2021	$250,000USD	Nil	Nil	Nil	Nil	Nil	Nil	$250,000USD
	2020	$250,000USD	Nil	Nil	$19,272 USD	Nil	Nil	$36,000USD	$305,272USD
	2019	$250,000USD	$115,872USD	$67,827USD	Nil	Nil	Nil	Nil	$433,699USD
Dave Weinerth President, AssetCare Solutions & EVP	2021	$225,000USD	Nil	$17,013USD	Nil	Nil	Nil	Nil	$242,013USD
	2020	$225,000USD	Nil	Nil	Nil	Nil	Nil	Nil	$225,000USD
	2019	$225,000USD	Nil	$98,576 USD	Nil	Nil	Nil	Nil	$323,576USD
Jim Christian Chief Product and Technology Officer	2021	$210,000USD	Nil	$100,487USD	Nil	Nil	Nil	Nil	$310,487USD
	2020	$201,250USD	Nil	$69,474USD	Nil	Nil	Nil	Nil	$270,724USD
	2019	$81,981USD	Nil	Nil	Nil	Nil	Nil	Nil	$81,981USD

NOTES:

(1)	Calculated using Black-Scholes option-pricing model in accordance with IFRS 2 share-based payments.

(2)	Value of Share-based awards and Option-based awards converted from Canadian dollars to United States dollars using annual average exchange rates.
(3)	Inclusive of the total compensation, Mr. McMeekin received no compensation for his role as director of the Corporation.
(4)	Inclusive of the total compensation, Mr. Lanza received no compensation for his role as director of the Corporation.

Employment, Consulting and Management Agreements

During the year ended December 31, 2021, the Corporation did not employ or retain any management companies to perform executive management services.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding the option-based awards and share-based awards for each Named Executive Officer of the Corporation outstanding as of December 31, 2021 in Canadian dollars:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russel H. McMeekin Director, President and Chief Executive Officer	25,000	$12.90	October 24, 2029	Nil	16,667	$103,169	$51,581
Chantal Schutz Chief Financial Officer and Corporate Secretary	8,333	$11.70	May 24, 2029	Nil	12,036	$74,503	Nil
	8,333	$7.65	July 31, 2031
	29,533	$6.99	October 22, 2031

Costantino Lanza Director and Chief Growth Officer	12,500	$12.90	October 24, 2029	Nil	8,334	$51,587	$25,788
Dave Weinerth President, AssetCare Solutions & EVP	10,000	$10.50	February 19, 2024	Nil	Nil	Nil	Nil
	5,000	$6.99	October 22, 2031
Jim Christian Chief Product and Technology Officer	16,667	$10.95	September 15, 2030	Nil	Nil	Nil	Nil
	29,533	$6.99	October 22, 2031

Incentive Plan Awards - Value Vested or Earned During the Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each Named Executive Officer of the Corporation during the fiscal year ended December 31, 2021 in Canadian dollars:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Russel H. McMeekin Director, President and Chief Executive Officer	Nil	$54,998	Nil
Chantal Schutz Chief Financial Officer and Corporate Secretary	Nil	$9,417	Nil

Costantino Lanza Director and Chief Growth Officer	Nil	$27,496	Nil
Dave Weinerth President, AssetCare Solutions & EVP	Nil	Nil	Nil
Jim Christian Chief Product and Technology Officer	Nil	Nil	Nil

Termination and Change of Control Benefits

Other than as disclosed below, none of the Named Executive Officers of the Corporation during the year ended December 31, 2021 were entitled to any payments following or in connection with any termination, resignation, retirement, change of control or change in the responsibilities of the Named Executive Officers.

Employment Agreement with Russel McMeekin

On May 1, 2017, the Corporation entered into an employment agreement with Russel McMeekin (the "McMeekin Agreement"), to serve as Chief Executive Officer of the Corporation. The base salary for Mr. McMeekin under the McMeekin Agreement is $250,000 USD per annum. The McMeekin Agreement had an initial term of two years and automatically renews for successive one-year terms unless either party delivers written notice to the other of its intention not to renew at least 90 days prior to the end of the current term.

Pursuant to the McMeekin Agreement, if the Corporation terminates Mr. McMeekin’s employment without Cause (as defined in the McMeekin Agreement) or Mr. McMeekin resigns for Good Reason (as defined in the McMeekin Agreement), Mr. McMeekin is entitled to the following payments and benefits: (a) Mr. McMeekin’s fully earned but unpaid base salary through the date of termination at the rate then in effect; (b) a lump sum cash payment in an amount equal to 12 months of Mr. McMeekin’s base salary as in effect immediately prior to the date of termination; (c) monthly payment of health benefits for Mr. McMeekin and Mr. McMeekin’s eligible dependents for a period of 12 months following the date of termination; and (d) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards. In the event that Mr. McMeekin is terminated in connection with a change of control event, then he is entitled to all of the above benefits, with the exception that the lump sum cash payment will be an amount equal to 24 months of Mr. McMeekin’s base salary as in effect immediately prior to the date of termination.

Employment Agreement with Constantino Lanza

On May 1, 2017, the Corporation entered into an employment agreement with Constantino Lanza (the "Lanza Agreement") to serve as the Corporation’s Chief Growth Officer. The base salary for Mr. Lanza under the Lanza Agreement is $250,000 per annum. The Lanza Agreement had an initial term of two years and automatically renews for successive one-year terms unless either party delivers written notice to the other of their intention not to renew at least 90 days prior to the end of the current term.

Pursuant to the Lanza Agreement, if the Corporation terminates Mr. Lanza’s employment without Cause (as defined in the Lanza Agreement) or Mr. Lanza resigns for Good Reason (as defined in the Lanza Agreement), Mr. Lanza is entitled to the following payments and benefits: (a) Mr. Lanza’s fully earned but unpaid base salary through the date of termination at the rate then in effect; (b) a lump sum cash payment in an amount equal to 12 months of Mr. Lanza’s base salary as in effect immediately prior to the date of termination; (c) monthly payment of health benefits for Mr. Lanza and Mr. Lanza’s eligible dependents for a period of 12 months following the date of termination; and (d) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards. In the event that Mr. Lanza is terminated in connection with a change of control event, then he is entitled to all the above benefits, with the exception that the lump sum cash payment will be an amount equal to 24 months of Mr. Lanza’s base salary as in effect immediately prior to the date of termination.

Employment Agreement with Chantal Schutz

On May 24, 2019, the Corporation entered into an employment agreement, as amended on October 1, 2019, with Chantal Schutz (the "Schutz Agreement") to serve as the Corporation’s Chief Financial Officer. The base salary for Ms. Schutz under the Schutz Agreement is $250,000 per annum. The Schutz Agreement has an indefinite term, subject to termination by either party.

Pursuant to the Schutz Agreement, if the Corporation terminates Ms. Schutz’s employment without Cause (as defined in the Schutz Agreement) or Ms. Schutz resigns for Good Reason (as defined in the Schutz Agreement), Ms. Schutz is entitled to the following payments and benefits: (a) Ms. Schutz’s fully earned but unpaid base salary and accrued vacation through the date of termination at the rate then in effect; (b) a lump sum cash payment in an amount equal to 9 months of Ms. Schutz’s base salary as in effect immediately prior to the date of termination; and (c) continuation of benefits for Ms. Schutz for a period of 9 months following the date of termination.

Employment Agreement with Dave Weinerth

On January 1, 2022, the Corporation entered into an employment agreement with Dave Weinerth, as amended on July 1, 2022 (the "Weinerth Agreement") to serve as the Corporation’s President, AssetCare Solutions & EVP. The base salary for Mr. Weinerth under the Weinerth Agreement is $245,000 USD per annum. The Weinerth Agreement has a three-year term, after which time continued employment will be on an “at-will” basis, subject to termination by either party.

Pursuant to the Weinerth Agreement, if the Corporation terminates Mr. Weinerth’s employment without Cause (as defined in the Weinerth Agreement), Mr. Weinerth resigns for Good Reason (as defined in the Weinerth Agreement), or if Mr. Weinerth is terminated in connection with a change of control event, Mr. Weinerth is entitled to the following payments and benefits: (a) Mr. Weinerth’s fully earned but unpaid base salary, accrued vacation and benefits through the date of termination at the rate then in effect; (b) a lump sum cash payment in an amount equal to 9 months of Mr. Weinerth’s base salary as in effect immediately prior to the date of termination; and (c) monthly payment of health benefits for Mr. Weinerth and Mr. Weinerth’s eligible dependents for a period of 9 months following the date of termination.

Employment Agreement with Jim Christian

On August 12, 2019, the Corporation entered into an employment agreement with Jim Christian, as amended on July 1, 2022 (the "Christian Agreement") to serve as the Corporation’s Chief Product and Technology Officer. The base salary for Mr. Christian under the Christian Agreement is $210,000 USD per annum. The Christian Agreement has a three-year term, after which time continued employment will be on an “at-will” basis, subject to termination by either party.

Pursuant to the Christian Agreement, if the Corporation terminates Mr. Christian’s employment without Cause (as defined in the Christian Agreement), Mr. Christian resigns for Good Reason (as defined in the Christian Agreement), or if Mr. Christian is terminated in connection with a change of control event, Mr. Christian is entitled to the following payments and benefits: (a) Mr. Christian’s fully earned but unpaid base salary, accrued vacation and benefits through the date of termination at the rate then in effect; (b) a lump sum cash payment in an amount equal to 9 months of Mr. Christian’s base salary as in effect immediately prior to the date of termination; and (c) monthly payment of health benefits for Mr. Christian and Mr. Christian’s eligible dependents for a period of 9 months following the date of termination.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information concerning the compensation earned by the directors of the Corporation for the 12 months ended December 31, 2021 in their capacities as directors.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Russel H. McMeekin	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Allman	$48,000USD	Nil	Nil	Nil	Nil	Nil	$48,000USD
Costantino Lanza	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Elizabeth Maclean	$48,000USD	Nil	Nil	Nil	Nil	Nil	$48,000USD
Ian Russell	$48,000USD	Nil	Nil	Nil	Nil	Nil	$48,000USD
Michael Sicuro(1)	$24,000USD	Nil	Nil	Nil	Nil	Nil	$24,000USD

NOTE:

(1)	Mr. Sicuro resigned as a director of the Corporation effective as of May 31, 2021.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding the option-based awards and share-based awards for each director of the Corporation outstanding as of December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russel H. McMeekin	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Allman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Costantino Lanza	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Elizabeth Maclean	5,000	$12.00	October 15, 2023	Nil	Nil	Nil	Nil
Ian Russell	5,000	$11.85	September 3, 2024	Nil	Nil	Nil	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each director of the Corporation during the fiscal year ended December 31, 2021:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Russel H. McMeekin	Nil	Nil	Nil
Michael Allman	Nil	Nil	Nil
Costantino Lanza	Nil	Nil	Nil
Elizabeth Maclean	Nil	Nil	Nil
Ian Russell	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following chart details the number of Common Shares to be issued upon the exercise of outstanding securities issued under the Corporation’s Equity Incentive Plan, the weighted average exercise price of such securities and the number of Common Shares remaining available for issuance under the Equity Incentive Plan of the Corporation as at December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted - average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,075,463 Common Shares (1)	$8.81 (2)	538,344 Common Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	1,075,463 Common Shares	$8.81	538,344 Common Shares

NOTES:

(1)	Total of 1,075,463 Common Shares issuable upon (i) exercise of 866,789 Common Share purchase options and (ii) vesting of 208,674 restricted share units.
(2)	Weighted average exercise price of Common Share purchase options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former directors, employees or executive officers of the Corporation or any associate of any such persons were indebted to the Corporation as at November 28, 2022.

None of the current or former directors, employees or executive officers of the Corporation and none of the associates of such persons is or has been indebted to the Corporation or any subsidiary thereof at any time since the beginning of the Corporation's most recently completed fiscal year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary thereof.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by its directors and executive officers and the Corporation does not have management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Corporation.

AUDITED FINANCIAL STATEMENTS

The financial statements of the Corporation for the fiscal year ended December 31, 2021, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides insurance for the directors and officers of the Corporation against liability incurred by them in their capacities as directors or officers of the Corporation. The Corporation has a primary insurance policy which provides coverage to a total limit of $5,000,000, which provides for the protection of the personal liability of the directors and officers. The annual premium for the directors and officers’ liability policy is $90,000 in the aggregate, which is paid in full by the Corporation.

TRANSFER AGENT AND REGISTRAR

The Corporation's transfer agent and registrar for the Common Shares is TSX Trust Company at 650 West Georgia Street, Suite 2700, Vancouver, BC V6B 4N9; telephone: 1 (604) 235-3715.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation or any associate or affiliate of the foregoing has or has had any material interest in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction which has materially affected or will materially affect the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Information Circular. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY WILL BE USED TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL FINANCIAL INFORMATION

Additional financial information concerning the Corporation, including the Corporation's audited financial statements, the notes thereto, the auditor's report thereon and related management's discussion and analysis for the year ended December 31, 2021, can be found on the Corporation's profile on SEDAR at www.sedar.com and on the Corporation’s profile on EDGAR at www.sec.gov.

APPROVAL OF BOARD

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED as of the 30th day of November, 2022.

"Russel H. McMeekin"

Russel H. McMeekin
President and Chief Executive Officer
mCloud Technologies Corp.

SCHEDULE "A"

MCLOUD TECHNOLOGIES CORP.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

1.       General.

(a)       Eligible Stock Award Recipients. Employees, Directors and Consultants are eligible to receive Stock Awards.

(b)       Available Stock Awards. The Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards.

(c)       Purpose. The Plan, through the grant of Stock Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and provide a means by which the eligible recipients may benefit from increases in value of the Common Shares.

2.       Administration.

(a)       Administration by the Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)       Powers of the Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan and any applicable laws or listing requirements:

(i)         To determine (A) who will be granted Stock Awards; (B) when and how each Stock Award will be granted; (C) what type of Stock Award will be granted; (D) the provisions of each Stock Award (which need not be identical), including when a Participant will be permitted to exercise or otherwise receive cash or Common Shares under the Stock Award; (E) the number of Common Shares subject to, or the cash value of, a Stock Award; and (F) the Fair Market Value applicable to a Stock Award, it being understood that unless otherwise determined by the Board, all Stock Awards made to Employees, Directors or Consultants in connection with such Employee, Director or Consultant Participant being hired or retained by the Company will (I) if the date of hire or appointment does not fall within a Blackout Period (as determined in accordance with the insider trading policy of the Company), be made within 30 days following the date of hire or appointment, or (II) if the date of hire or appointment falls within a Blackout Period (as determined in accordance with the insider trading policy of the Company), be made effective as of the date of hire or appointment, subject in all cases to compliance with applicable Securities Laws and the rules and policies of the Exchange.

(ii)        To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Stock Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it will deem necessary or expedient to make the Plan or Stock Award fully effective.

(iii)       To settle all controversies regarding the Plan and Stock Awards granted under it.

(iv)       To accelerate, in whole or in part, the time at which a Stock Award may be exercised or vest (or the time at which cash or Common Shares may be issued in settlement thereof).

(v)       To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or a Stock Award Agreement, suspension or termination of the Plan will not materially impair a Participant’s rights under the Participant’s then-outstanding Stock Award without the Participant’s written consent except as provided in subsection (viii) below.

(vi)       To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or bringing the Plan or Stock Awards granted under the Plan into compliance with the requirements for Incentive Stock Options or ensuring that they are exempt from, or compliant with, the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. To the extent required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan. Except as otherwise provided in the Plan or a Stock Award Agreement, no amendment of the Plan will materially impair a Participant’s rights under an outstanding Stock Award without the Participant’s written consent.

(vii)       To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding Incentive Stock Options or (B) Rule 16b-3.

(viii)      To approve forms of Stock Award Agreements for use under the Plan and to amend the terms of any one or more Stock Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Stock Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided, however, that a Participant’s rights under any Stock Award will not be materially impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant’s rights will not be deemed to have been materially impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Stock Awards without the affected Participant’s consent (A) to maintain the qualified status of the Stock Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Stock Award solely because it impairs the qualified status of the Stock Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Stock Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix)       Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Stock Awards.

(x)        To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside Canada or the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Stock Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi)       To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award, provided that the requisite disinterested shareholder approval will be obtained for any reduction in the exercise, purchase or strike price of any outstanding Stock Award if the Participant is an Insider at the time of the proposed amendment; (B) the cancellation of any outstanding Stock Award and the grant in substitution therefor of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash and/or (6) other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of Common Shares as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c)       Delegation to Committee.

(i)       General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, re-vest in the Board some or all of the powers previously delegated.

(ii)       Rule 16b-3 Compliance. The Committee may consist solely of two or more Non-Employee Directors in accordance with Rule 16b-3 to the extent required under applicable law.

(d)        Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Stock Awards, and (ii) determine the number of Common Shares to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of Common Shares that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(v) below.

(e)       Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f)       Investor Relations Activities.

(i)       Notwithstanding anything in the Plan to the contrary, any Option granted to any Person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the total number of Common Shares subject to such Stock Award vesting in any three-month period. For greater certainty, no Person retained to provide Investor Relations Activities may be granted or receive any Stock Award other than Options.

(ii)       The Board must, through the establishment of appropriate procedures, monitor the trading in the securities of the Company by all Participants performing Investor Relations Activities. Such procedures may include, for example, the establishment of a designated brokerage account through which the Participant conducts all trades in the securities of the Company or a requirement for such Participants to file insider trade reports with the Board.

3.         Shares Subject to the Plan.

(a)        Share Reserve.

(i)       Subject to Section 9(a) relating to Capitalization Adjustments: (A) the maximum number of Common Shares issuable pursuant to Options issued under the Plan shall be equal to 10% of the then outstanding Shares on a rolling basis, provided that to the extent an Option lapses or the rights of its Participant terminate or are paid out in cash (except in the case of Options which cannot be paid out in cash), any Common Shares subject to such Option shall again be available for the grant of an Option; and (B) in addition to (and not inclusive of) the maximum number of Common Shares issuable pursuant to Options issued under the Plan as specified in subparagraph (A) above, the Company may issue up to an additional • Common Shares [This number will be equal to 10% of the outstanding common shares and preferred shares on the date the amended plan is approved by shareholders of the Company], in the aggregate, pursuant to the exercise of SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Other Stock Awards issued under the Plan (the "Share Reserve").

(ii)       For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of Common Shares that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition to the extent permitted by any applicable laws or listing requirements, and such issuance will not reduce the number of Common Shares available for issuance under the Plan.

(b)       Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof expires or otherwise terminates without having been exercised or without all of the shares covered by such Stock Award having been issued, such expiration or termination will not reduce (or otherwise offset) the number of Common Shares that may be available for issuance under the Plan.

(c)       Incentive Stock Option Limit. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of Common Shares that may be issued pursuant to the exercise of Incentive Stock Options will be 2,000,000 Common Shares (it being understood that this amount is inclusive of the number of Common Shares included in the Share Reserve).

(d)       Stock Award Limits. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments:

(i)       the aggregate number of Common Shares subject to Stock Awards granted to Insiders of the Company (as a group) must not exceed 10% of the number of Shares issued and outstanding (on a non-diluted basis) at any point in time, calculated on the date a Stock Award is granted to the applicable Insider (unless the Company has obtained the requisite disinterested shareholder approval);

(ii)       the aggregate number of Common Shares subject to Stock Awards granted to Insiders of the Company (as a group) in any 12-month period must not exceed 10% of the number of Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the applicable Insider (unless the Company has obtained the requisite disinterested shareholder approval);

(iii)      the aggregate number of Common Shares subject to Stock Awards granted to any one Person (and Exchange Companies wholly owned by that Person) in any 12-month period must not exceed 5% of the number of Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the Person (unless the Company has obtained the requisite disinterested shareholder approval);

(iv)      the aggregate number of Common Shares subject to Stock Awards granted to any one Consultant in any 12-month period must not exceed 2% of the number of Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the Consultant;

(v)       the aggregate number of Common Shares subject to Stock Awards granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the number of Common Shares issued and outstanding (on a non-diluted basis) in any 12-month period, calculated on the date a Stock Award is granted to any such Person; and

(vi)      no amendment to or reduction in the exercise or strike price of a Stock Award, or the extension of the term of a Stock Award, will be permitted if the Participant is an Insider of the Company at the time of the proposed amendment or reduction (unless the Company has obtained the requisite disinterested shareholder approval).

(e)       Source of Shares. The stock issuable under the Plan will be authorized but unissued or reacquired Common Shares, including shares repurchased by the Company on the open market or otherwise.

4.         Eligibility.

(a)       Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in consultation with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

For any Stock Award granted to an Employee, Consultant or Management Company Employee, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

(b)       Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5.         Provisions Relating to Options and Stock Appreciation Rights.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Common Shares purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Stock Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Stock Award Agreement or otherwise) the substance of each of the following provisions:

(a)       Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Stock Award Agreement. Notwithstanding the foregoing, if the date on which an Option or SAR is scheduled to expire occurs during a Blackout Period, then the expiry date for such Option or SAR may be extended to a date that is no later than 10 business days after the last day of the Blackout Period

(b)       Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Shares subject to the Option or SAR on the date the Stock Award is granted. Notwithstanding the foregoing, subject to any applicable laws or listing requirements, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Shares subject to the Stock Award on the date the Stock Award is granted if such Stock Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and, to the extent required under applicable law, in a manner consistent with the provisions of Section 409A of the Code and Section 424(a) of the Code. Each SAR will be denominated in Common Shares equivalents.

(c)       Purchase Price for Options. Subject to Section 5(m), the purchase price for Common Shares acquired pursuant to the exercise of an Option may be paid, to the extent permitted by any applicable laws and listing requirements, (i) by cash, check, bank draft, wire transfer or money order payable to the Company or (ii) in any other form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

(d)       Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of Common Shares equal to the number of Common Share equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Share equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Shares, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Award Agreement evidencing such SAR.

(e)       Transferability of Options and SARs. An Option or SAR will not be assignable or transferable except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant. In the event of the death of the Participant, any person (or, if permitted under applicable law, any entity) who acquired the right to exercise the Participant’s Option or SAR by bequest or inheritance or, in the absence of any such person or entity, the executor or administrator of the Participant’s estate, will be entitled to exercise the Participant’s Option or SAR and receive the Common Shares or other consideration resulting from such exercise.

(f)       Vesting. The total number of Common Shares subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of Common Shares as to which an Option or SAR may be exercised.

(g)       Termination of Continuous Service. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Stock Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the Stock Award Agreement, which period will not be longer than 12 months following such termination of Continuous Service), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h)       Extension of Termination Date. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Common Shares would violate the registration requirements under any applicable securities laws, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement, and in any event no later than the maximum period permitted under the rules and policies of the Exchange.

(i)       Disability of Participant. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service (or such shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j)       Death of Participant. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Stock Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Participant’s Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate or by a person or entity who acquired the right to exercise the Option or SAR by bequest or inheritance, as applicable, but only within such period of time ending on the earlier of (i) the date 12 months following the date of death (or such shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k)       Termination for Cause. Except as explicitly provided otherwise in a Participant’s Stock Award Agreement or other individual written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Option or SAR will terminate immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l)       Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended (the "Fair Labor Standards Act"), and such non-exempt Employee is subject to the requirements of the Fair Labor Standards Act, the Option or SAR will not be first exercisable for any Common Shares until at least six months following the date of grant of the Option or SAR (although the Stock Award may vest prior to such date). Consistent with the provisions of the U.S. Worker Economic Opportunity Act (the "Worker Economic Opportunity Act"), (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Stock Award Agreement, in another written agreement between the Participant and the Company or an Affiliate, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by such non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

(m)       Cashless Exercise/Net Exercise. Subject to Board approval, but excluding Options held by an Investor Relations Service Provider, a Participant may elect, in its sole discretion, to undertake: (i) a "cashless exercise" pursuant to which the Company or its designee (including third party administrators) may deliver a copy of irrevocable instructions to a broker engaged for such purposes to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the exercise price of the Option and all applicable required withholding obligations contemplated under the Plan against delivery of the Common Shares to settle the applicable trade; or (ii) a "net exercise" procedure effected by the Participant surrendering the applicable portion of a then-vested and exercisable Option to the Company, that number of Common Shares, disregarding fractions, equal to the value of the exercise price of the Option. In connection with such net exercise, the Participant shall be entitled to receive such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

where:

a = the net number of Common Shares to be issued to the Participant;

b = the number of Common Shares under the Option being exercised;

c = the VWAP; and

d = the exercise price of the Option.

In the event of a cashless or net exercise pursuant hereto, the Participant shall comply with: (i) all applicable withholding obligations under the Plan; and (ii) all such other procedures and policies as the Board may prescribe or determine to be necessary or advisable from time to time, including prior written consent of the Board, in connection with such exercise. No fractional Common Shares will be issued upon a Participant making an election pursuant to this Section. If the number of Common Shares to be issued to the Participant in the event of such an election would otherwise include a fraction of a Common Share, the Participant will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded. For greater certainty, in determining all limits under the Plan, the number of Options exercised, surrendered or converted, and not the number of Common Shares actually issued in connection with a Cashless Exercise or a Net Exercise, will be included in the calculation of such limits.

6.         Provisions of Stock Awards Other than Options and SARs.

(a)       Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, Common Shares underlying a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i)       Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft, wire transfer or money order payable to the Company, or (B) any other form of legal consideration including future services that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

(ii)       Vesting. Common Shares awarded under the Restricted Stock Award Agreement may be subject to forfeiture to or repurchase by the Company in accordance with a vesting schedule to be determined by the Board.

(iii)      Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the Common Shares held by the Participant that have not vested as of the date of such termination under the terms of the Restricted Stock Award Agreement.

(iv)      Transferability. Rights to acquire Common Shares under the Restricted Stock Award Agreement will not be assignable or transferable except by will or by the laws of descent and distribution, and in all cases the Common Shares awarded under the Restricted Stock Award Agreement must remain subject to the terms of the Restricted Stock Award Agreement.

(v)       Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on shares subject to the Restricted Stock Award will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(vi)      Blackout Period. If the date on which a Restricted Stock Award is scheduled to expire occurs during a Black Out Period, then the expiry date for such Restricted Stock Award may be extended to a date that is no later than ten business days after the last day of the Blackout Period.

(b)       Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i)       Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each Common Share subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each Common Share subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

(ii)       Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii)      Payment. A Restricted Stock Unit Award may be settled by the delivery of Common Shares, the cash equivalent thereof, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv)      Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the Common Shares (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v)       Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates, any portion of the Participant’s Restricted Stock Unit Award that has not vested as of the date of such termination will be forfeited upon such termination.

(vi)      Transferability. A Restricted Stock Unit Award will not be assignable or transferable except by will or by the laws of descent and distribution, and in all cases the Common Shares subject to the Restricted Stock Unit Award Agreement must remain subject to the terms of the Restricted Stock Unit Award Agreement.

(vii)     Blackout Period. If the date on which a Restricted Stock Unit Award is scheduled to expire occurs during a Black Out Period, then the expiry date for such Restricted Stock Unit Award may be extended to a date that is no later than ten business days after the last day of the Blackout Period.

(viii)    Other Stock Awards. Subject to any applicable laws or listing requirements, other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Shares, including the appreciation in value thereof, may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan and any applicable laws or listing requirements, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of Common Shares (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards. If the date on which an Other Stock Award is scheduled to expire occurs during a Black Out Period, then the expiry date for such Other Stock Award may be extended to a date that is no later than ten business days after the last day of the Blackout Period

7.       Covenants of the Company.

(a)       Availability of Shares. The Company will keep available at all times the number of Common Shares reasonably required to satisfy then-outstanding Stock Awards.

(b)       Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell Common Shares upon exercise or settlement of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act or any other applicable law the Plan, any Stock Award or any Common Shares issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Shares under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Shares upon exercise or settlement of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of a Stock Award or the subsequent issuance of cash or Common Shares pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c)       No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising a Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8.       Miscellaneous.

(a)       Use of Proceeds from Sales of Common Shares. Proceeds from the sale of Common Shares pursuant to Stock Awards will constitute general funds of the Company.

(b)       Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of a Stock Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Stock Award Agreement or related grant documents as a result of a clerical error in the papering of the Stock Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Stock Award Agreement or related grant documents.

(c)       Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Common Shares subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of Common Shares under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Shares subject to the Stock Award has been entered into the books and records of the Company.

(d)       No Employment or Other Service Rights. Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Stock Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the province, territory or state in which the Company or the Affiliate is incorporated, as the case may be.

(e)       Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Stock Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares subject to any portion of such Stock Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Stock Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Stock Award that is so reduced or extended.

(f)       Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)       Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Shares under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that the Participant is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Shares subject to the Stock Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Shares. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Shares under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or any other applicable law, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under applicable Securities Laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable Securities Laws, including, but not limited to, legends restricting the transfer of the Common Shares.

(h)       Withholding Obligations. Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state, local or foreign tax withholding obligation relating to a Stock Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding Common Shares from the Common Shares issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no Common Shares are withheld with a value exceeding the maximum amount of tax that may be required to be withheld by law (or such other amount as may be permitted while still avoiding classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from a Stock Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Stock Award Agreement.

(i)       Electronic Delivery. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j)       Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Stock Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made, if required, in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k)      Compliance with Section 409A of the Code. Unless otherwise expressly provided for in a Stock Award Agreement, the Plan and Stock Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Stock Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Stock Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Stock Award Agreement evidencing such Stock Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent a Stock Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Stock Award Agreement. Notwithstanding anything to the contrary in the Plan (and unless the Stock Award Agreement specifically provides otherwise), if the Common Shares are publicly traded, and if a Participant holding a Stock Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant’s "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(l)       Clawback/Recovery. All Stock Awards will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in a Stock Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Common Shares or other cash or property upon the occurrence of an event constituting Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company.

9.         Adjustments upon Changes in Common Shares; Other Corporate Events.

(a)       Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that are subject to the Stock Award limits described in Section 3(d); and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)       Dissolution or Liquidation. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding Common Shares not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the Common Shares subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)       Corporate Transaction. The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i)       arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii)      arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Shares issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii)     accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that the Board may require Participants to complete and deliver to the Company a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

(iv)     arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v)      cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and

(vi)     make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of Common Shares in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

(d)       Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10.       Termination or Suspension of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Option may be granted after the 10th anniversary of the earlier of (i) the date the Plan is adopted by the Board or (ii) the date the Plan is approved by the stockholders of the Company. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Suspension or termination of the Plan will not materially impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

11.       Effective Date of Plan.

This Plan will become effective on the Effective Date.

12.       Choice of Law.

The laws of the Province of British Columbia will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that Province’s conflict of laws rules.

13.       Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)       "Affiliate" means, at the time of determination, any "parent" or "subsidiary" of the Company, as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b)       "Blackout Period" means a period of time during which the Participant cannot sell Shares, due to applicable law or formal policies of the Company in respect of insider trading. For greater certainty, any period during which the Company or the relevant Participant is subject to a cease trade order (or similar order under applicable Securities Laws) issued by a regulatory authority in respect of the Shares will be deemed to not constitute a Blackout Period.

(c)       "Board" means the Board of Directors of the Company.

(d)       "Capitalization Adjustment" means any change that is made in, or other events that occur with respect to, the Common Shares subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(e)       "Cause" will have the meaning ascribed to such term in any written agreement between the Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of Canada (or any province or territory thereof) or the United States (or any state thereof), as applicable; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company or an Affiliate; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or an Affiliate, or of any statutory duty owed to the Company or an Affiliate; (iv) such Participant’s unauthorized use or disclosure of the Company’s or an Affiliate’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Stock Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(f)       "Change in Control" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)       any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the "Subject Person") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii)      there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction; or

(iii)     there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Stock Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

(g)       "Code" means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(h)       "Committee" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(i)       "Common Share" means a common share of the Company.

(j)       "Company" means mCloud Technologies Corp., a corporation formed under the laws of the Province of British Columbia.

(k)       "Consultant" means an individual (other than an Employee or a Director) or Exchange Company that:

(i)       is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate, other than services provided in relation to a "Distribution," as such term is defined in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual;

(ii)      provides the services under a written contract between the Company or an Affiliate and the individual or Exchange Company, as the case may be;

(iii)     in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate; and

(iv)     has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company.

Notwithstanding the foregoing, to the extent required under applicable law, (A) a Consultant may not be a company and (B) a person will be treated as a Consultant only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(l)       "Continuous Service" means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by applicable law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by applicable law.

(m)       "Corporate Transaction" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)       a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii)      a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)     a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)     a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Common Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(n)       "Director" means a director, senior officer or Management Company Employee of the Company, or a director, senior officer or Management Company Employee of any of the Company’s subsidiaries.

(o)       "Disability" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(p)       "Effective Date" means the effective date of this Plan, which is February 2, 2018.

(q)       "Employee" means:

(i)       an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)      an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)     an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

(r)       "Entity" means a corporation, partnership, limited liability company or other entity.

(s)       "Exchange" means the TSX Venture Exchange or, if the Common Shares are not listed and posted for trading on the TSX Venture Exchange, means such other stock exchange or trading platform upon which the Common Shares trade and which has been designated by the Board as the "Exchange" for the purposes of the Plan.

(t)       "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(u)       "Exchange Act Person" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(v)       "Exchange Company" means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

(w)       "Exchange Requirements" means and includes the Articles, by-laws, policies, circulars, rules (including the Universal Market Integrity Rules adopted by the Exchange and as may be amended from time to time and administered and enforced by the Exchange or any Regulation Services Provider retained by the Exchange) guidelines, orders, notices, rulings, forms, decisions and regulations of the Exchange as from time to time enacted, any instructions, decisions and directions of a Regulation Services Provider or the Exchange (including those of any committee of the Exchange as appointed from time to time), the Securities Act (British Columbia) and rules and regulations thereunder as amended and any policies, rules, orders, rulings, forms or regulations from time to time enacted by the British Columbia Securities Commission and all applicable provisions of the Securities Laws of any other jurisdiction.

(x)       "Fair Market Value" means, as of any date, the value of the Common Shares determined as follows:

(i)       Unless otherwise provided by the Board, if the Common Shares are listed on any established stock exchange or traded on any established market, then the Fair Market Value of a Common Share will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Shares) on the last market trading day prior to the date of determination, as reported in a source the Board deems reliable.

(ii)      In the absence of such markets for the Common Shares, the Fair Market Value of a Common Share will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(y)       "Incentive Stock Option" means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(z)       "Insider" means:

(i)       a director or senior officer of the Company;

(ii)      a director or senior officer of an Exchange Company that is an Insider or subsidiary of the Company;

(iii)     a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the Company; or

(iv)     the Company itself if it holds any of its own securities.

(aa) "Investor Relations Activities" means any activities, by or on behalf of the Company or a registered or beneficial holder of shares or, if the context requires, other securities of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)       the dissemination of information provided, or records prepared, in the ordinary course of business of the Company

(1)       to promote the sale of products or services of the Company, or

(2)       to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)      activities or communications necessary to comply with the requirements of: (1) applicable Securities Laws; (2) Exchange Requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Company;

(iii)     communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if: (1) the communication is only through the newspaper, magazine or publication, and (2) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)     activities or communications that may be otherwise specified by the Exchange.

(bb) "Investor Relations Service Provider" has the meaning set out in Policy 4.4 of the TSX Venture Corporate Finance Manual or such replacement definition for so long as the Common Shares are listed on the Exchange, and if the Common Shares are not so listed, shall have the meaning, if any, that applies to a listing of the Common Shares on such other exchange as the Common Shares are then listed on.

(cc) "Management Company Employee" means an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in Investor Relations Activities.

(dd) "Non-Employee Director" means a member of the Board who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a member of the Board (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K, or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(ee)     "Nonstatutory Stock Option" means an option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(ff)       "Officer" means any person designated by the Company as an officer and, to the extent required under applicable law, a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(gg)     "Option" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase Common Shares granted pursuant to the Plan.

(hh)     "Option Agreement" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(ii)       "Optionholder" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(jj)       "Other Stock Award" means an award based in whole or in part by reference to the Common Shares which are granted pursuant to the terms and conditions of Section 6(c).

(kk)     "Other Stock Award Agreement" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ll)       "Own," "Owned," "Owner," "Ownership" A person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(mm)   "Participant" means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(nn)     "Person" means an Exchange Company or individual.

(oo)     "Plan" means this mCloud Technologies Corp. Equity Incentive Plan.

(pp)     "Preferred Shares" means a preferred share of the Company, including any series of preferred shares outstanding from time to time.

(qq)     "Regulation Services Provider" has the meaning ascribed in National Instruments 21-101 Marketplace Operation and refers to the Investment Industry Regulatory Organization of Canada (or "IIROC") or any successor retained by the Exchange.

(rr)      "Restricted Stock Award" means an award of Common Shares which is granted pursuant to the terms and conditions of Section 6(a).

(ss)     "Restricted Stock Award Agreement" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(tt)       "Restricted Stock Unit Award" means a right to receive Common Shares which is granted pursuant to the terms and conditions of Section 6(b).

(uu)     "Restricted Stock Unit Award Agreement" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(vv)     "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ww)    "Rule 405" means Rule 405 promulgated under the Securities Act.

(xx)     "Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(yy)      "Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company.

(zz)      "Shares" means, collectively, the Common Shares and the Preferred Shares.

(aaa)    "Stock Appreciation Right" or "SAR" means a right to receive the appreciation on Common Shares that are granted pursuant to the terms and conditions of Section 5.

(bbb)   "Stock Appreciation Right Agreement" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(ccc)    "Stock Award" means any right to receive Common Shares granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right or any Other Stock Award.

(ddd)   "Stock Award Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(eee)   "Subsidiary" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(fff)      "Ten Percent Stockholder" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ggg)   "Trading Day" means a day when trading occurs through the facilities of the Exchange.

(hhh)   "Voting Shares" means a security of the Company that (1) is not a debt security, and (2) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

(iii)      "VWAP" means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of Common Shares traded for the five Trading Days immediately preceding the date of exercise of the subject Option.

SCHEDULE "B"

MCLOUD TECHNOLOGIES CORP.

(the "Corporation")

CHARTER OF THE AUDIT COMMITTEE

1.       Objectives

The Audit Committee (the "Committee") is appointed by the board of directors (the "Board") of mCloud Technologies Corp. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting issues and issues relating to the appointment and review of the auditor for the Corporation.

The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"), and other regulatory provisions as they pertain to financial reporting and accounting matters. The objective of the Committee is to review, monitor and promote appropriate accounting practices of the Corporation.

The Audit Committee (the "Committee") is responsible for assisting the board of directors of the Corporation (the "Board") in general oversight and monitoring of:

(i)         the integrity of the Corporation's consolidated financial statements;

(ii)	the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting;

(iii)       the qualifications, independence and performance of the Corporation's auditor;

(iv)	the design and implementation of accounting systems, internal controls and disclosure controls, including the Corporation's written disclosure policy, if any;

(v)	the review and identification of the principal risks facing the Corporation and development of appropriate procedures to monitor and mitigate such risks; and

(vi)       any additional matters delegated to the Committee by the Board.

The Committee's oversight role regarding compliance systems shall not include responsibility for the Corporation's actual compliance with applicable laws and regulations.

The Committee will continuously review and modify this Charter with regards to, and to reflect changes in, the business environment, industry standards on matters of financial reporting and accounting, additional standards which the Committee believes may be applicable to the Corporation's business, the location of the Corporation's business and its shareholders and the application of laws and policies.

2.        Composition

The Committee will be comprised of not less than three directors, selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. Unless otherwise permitted by applicable law, no less than two members of the Committee will be "independent" and each member of the Committee will be "financially literate" within the meaning of applicable securities laws including, without limitation, Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board. If a vacancy exists on the Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

Each year, the Board will appoint one member who is qualified for such purpose to be Chairman of the Committee. If, in any year, the Board does not appoint a Chairman of the Committee, the incumbent Chairman of the Committee will continue in office until a successor is appointed.

3.        Meetings and Minutes

(a)       Scheduling

The Committee will meet as often as it determines is necessary to fulfill its responsibilities, which in any event will be not less than quarterly. A meeting of the Committee may be called by the auditor, the Chairman of the Committee, the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Committee member.

Meetings will be held at a location in Canada determined by the Chairman of the Committee and notice shall be given in accordance with the provisions of the Corporation's bylaws.

(b)       Notice to Auditor

The auditor is entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard thereat and, if so requested by a member of the Committee, shall attend any meeting of the Committee held during the term of office of the auditor.

(c)       Agenda

The Chairman of the Committee will establish the agenda for each meeting. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

(d)       Distribution of Information

The Chairman of the Committee will distribute, or cause the officers of the Corporation to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

(e)       Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

A portion of each meeting will be held without management (including management directors) being present.

(f)       Quorum

Two members will constitute a quorum for any meeting of the Committee.

(g)       Voting and Approval

At meetings of the Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chairman of the Committee will not have a second or casting vote in addition to his or her original vote.

(h)       Procedures

Procedures for Committee meetings will be determined by the Chairman of the Committee or a resolution of the Committee or the Board.

(i)       Transaction of Business

The powers of the Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Committee.

(j)       Absence of Chairman of the Committee

In the absence of the Chairman of the Committee at a meeting of the Committee, the members in attendance must select one of them to act as chairman of that meeting.

(k)       Secretary

The Committee may appoint one of its members or any other person to act as secretary.

(l)       Minutes of Meetings

A person designated by the Chairman of the Committee at each meeting will keep minutes of the proceedings of the Committee and the Chairman will cause an officer of the Corporation to circulate copies of the minutes to each member on a timely basis.

4.       Scope, Duties and Responsibilities

The Committee is responsible for performing the duties set out below as well as any other duties at any time required by law to be performed by the Committee or otherwise delegated to the Committee by the Board:

(a)       Appointment and Review of the Auditor

The auditor is ultimately accountable to the Committee and reports directly to the Committee. Accordingly, the Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Committee will:

(i)	select, evaluate and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Corporation's shareholders and make recommendations with respect to the auditor's compensation;

(ii)	review and approve the auditor's engagement letter;

(iii)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(iv)       at least annually, obtain and review a report by the auditor describing:

(A)       the auditor's internal quality-control procedures, including the safeguarding of confidential information;

(B)       any material issues raised by such procedures, or the review of the auditor by an independent oversight body, such as the Canadian Public Accountability Board, respecting independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(v)       meet with senior management not less than quarterly without the auditor present for the purpose of discussing, among other things, the performance of the auditor and any issues that may have arisen during the quarter; and

(vi)       where appropriate, recommend to the Board that the auditor be terminated.

(b)       Confirmation of the Auditor's Independence

At least annually, and in any event before the auditor issues its report on the annual financial statements, the Committee will:

(i)        review a formal written statement from the auditor describing all of its relationships with the Corporation;

(ii)       discuss with the auditor any relationships or services that may affect its objectivity and independence (including considering whether the auditor's provision of any permitted non-audit services is compatible with maintaining its independence);

(iii)      obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(iv)      confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

(c)       Pre-Approval of Non-Audit Services

The approval of the appointment of the auditor for any non-audit service to be provided to the Corporation must be obtained from the Committee in advance; provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the appointment of the auditor for any non-audit service, the Committee will consider the compatibility of the service with the auditor's independence. The Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services.

(d)       Communications with the Auditor

The Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Committee or the auditor.

(e)       Review of the Audit Plan

The Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Committee will review a summary of the auditor's audit plan for each audit and approve the audit plan with such amendments as it may agree with the auditor.

(f)       Review of Audit Fees

The Committee will review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof. In determining the auditor's fee, the Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and its subsidiaries and the extent of support to be provided to the auditor by the Corporation.

(g)       Review of Consolidated Financial Statements

The Committee will review and discuss with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them for approval by the Board. The Committee will also review and discuss with senior management and the auditor management's discussion and analysis relating to the annual audited financial statements and interim financial statements, where applicable. The Committee may also, if it so elects, engage the auditor to review the interim financial statements prior to the Committee's review of such financial statements.

(h)       Review of Other Financial Information

The Committee will review:

(i)       all earnings press releases and other press releases disclosing financial information, as well as all financial information and written earnings guidance provided to analysts and rating agencies;

(ii)      all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities; and

(iii)     disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings by the Corporation (where applicable) about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal controls over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(i)       Oversight of Internal Controls and Disclosure Controls

The Committee will review periodically with senior management of the Corporation the adequacy of the internal controls and procedures that have been adopted by the Corporation and its subsidiaries to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Committee will review any special audit steps adopted in light of material control deficiencies or identified weaknesses.

The Committee will review with senior management of the Corporation the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

(j)       Legal Compliance

The Committee will review any legal matters that could have a significant effect on the Corporation's financial statements.

(k)       Risk Management

The Committee will oversee the Corporation's risk management function and, on a quarterly basis, will review a report from senior management describing the major financial, legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures.

(l)       Taxation Matters

The Committee will review with senior management the status of taxation matters of the Corporation.

(m)       Employees of the Auditor

The Committee will review and approve policies for the hiring by the Corporation of any partners and employees and former partners and former employees of the present or former auditor.

(n)       Evaluation of Financial and Accounting Personnel

The Committee will have direct responsibility to:

(i)        develop a position description for the Chief Financial Officer, setting out the Chief Financial Officer's authority and responsibilities, and present it to the Corporate Governance and Nominating Committee and Board for approval;

(ii)       review and approve the goals and objectives that are relevant to the Chief Financial Officer's compensation and present the same to the Corporate Governance and Nominating Committee and Board for approval;

(iii)      evaluate the Chief Financial Officer's performance in meeting his or her goals and objectives;

(iv)      review and assess the performance of the Corporation's financial and accounting personnel; and

(v)	recommend to the Compensation Committee and Board remedial action where necessary.

(o)       Signing Authority and Approval of Expenses

The Committee will determine the signing authority of officers and directors in connection with the expenditure and release of funds. The Committee will also review the Chief Executive Officer's and Chief Financial Officer's expense statements. Director expense statements will be reviewed by the Chief Executive Officer. Where the Chief Executive Officer thinks it advisable, he or she may request that the Committee review director expense statements.

5.       Complaints Procedure

The Committee will administer the Corporation's Whistleblower Policy for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

6.       Reporting

The Committee will regularly report to the Board on:

(i)         the auditor's independence, engagement and fees;

(ii)        the performance of the auditor and the Committee's recommendations regarding its reappointment or termination;

(iii)       the adequacy of the Corporation's internal controls and disclosure controls;

(iv)       the Corporation's risk management procedures;

(v)        its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(vi)       its review of any applicable annual and interim management's discussion and analysis;

(vii)      any complaints made under, and the effectiveness of, the Corporation's Whistleblower Policy;

(viii)     the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting; and

(ix)      all other significant matters it has addressed or reviewed and with respect to such other matters that are within its responsibilities, together with any associated recommendations.

7.       Assessment

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

8.       Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Corporate Governance and Nominating Committee together with any proposed amendments. The Corporate Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further proposed amendments as it deems necessary and appropriate.

9.       Access to Outside Advisors and Records

The Committee may retain independent counsel and any outside advisor at any time and has the authority to determine any such advisors' fees and other retention terms. The Committee, and any outside advisors retained by it, will have access to all records and information, relating to the Corporation and all their respective officers, employees and agents which it deems relevant to the performance of its duties.